05010496

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nordea Bank AB (publ)

*CURRENT ADDRESS Hamngatan 10
SE-105 71 Stockholm
Sweden

**FORMER NAME Nordbanken AB (publ)

**NEW ADDRESS

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

FILE NO. 82- 4184

FISCAL YEAR 2002 -12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:08/16/05

Nordea

2002

12-31-02
AR/S

This year, Nordea AB (publ) has produced two publications replacing the single publication Annual Report 2001. The aim is to make the information more accessible to our readers.

Nordea Annual Report 2002 is the formal report audited by the Nordea auditors including the full set of financial accounts and notes, the Board of Directors report and the cash flow statement. **The Nordea Annual Review 2002** is a review of the business development in the **Nordea Group in 2002** including an overview of its strategy and business areas.

Highlights of 2002

Challenging market conditions in 2002

- Total income reduced by 4% and expenses increased by 2% adjusted for Postgirot Bank
- Loan losses lower at EUR 261m or 0.19% of loans
- Earnings per share EUR 0.30 (EUR 0.53)
- Return on equity (excl. goodwill) 11.3% (19.2%)
- Proposed dividend of EUR 0.23 per share – unchanged vs 2001

Improvements achieved – more to be done

- Reduced earnings volatility – lower equity exposure & sale of general insurance
- Capital efficiency improved – maintained financial strength despite loan growth and high proposed dividend payout
- Stable credit quality – low loan losses & concentration on Nordic customers
- Some cost initiatives taken – cost improvement is top priority in 2003

January

- Target of 2.7 million e-banking customers achieved, new target of 3.2 million by the end of 2002

April

- Hans Dalborg succeeds Vesa Vainio as Chairman of the Board

May

- Nordea makes agreement to acquire LG Petro Bank in Poland
- Nordea passes the 3 million mark in e-banking customers

July

- Tryg i Danmark smba buys Nordea's general insurance business

August

- Nordea appoints new Group CEO – Lars G Nordström succeeds Thorleif Krarup
- Nordea streamlines Investment Management organisation

September

- New composition of Nordea Group Executive Management
- Nordea Securities reduces staff and costs

October

- Nordea in cooperation with both IBM and Microsoft to provide a global infrastructure for Internet-based payments in e-commerce

November

- Nordea Securities reassesses strategy and closes offices in London and New York

December

- Postgirot merges with Nordea
- Nordea surpasses its target of 3.2 million e-banking customers achieving 3.3 million. New target of 3.7 million by the end of 2003

Key financial figures

Operational income statement

EURm	2002	2001	Change %
Net interest income	3,451	3,465	0
Commission income	1,535	1,432	7
Trading	530	543	-2
Other	154	165	-7
Income	**5,670**	**5,605**	**1**
Personnel expenses	-2,086	-1,878	11
Other expenses	-1,659	-1,511	10
Expenses	**-3,745**	**-3,389**	**11**
Profit before loan losses	**1,925**	**2,216**	**-13**
Loan losses, net	-261	-373	-30
Profit from companies accounted for under the equity method	52	95	-45
Profit before investment earnings and insurance	**1,716**	**1,938**	**-11**
Investment earnings, banking	122	172	
Operating profit, life insurance	2	-17	
Operating profit, general insurance	-122	-18	
Goodwill amortisation	-171	-147	
Operating profit	**1,547**	**1,928**	**-20**
Allocation to Pension Foundation	-255	–	
Taxes	-405	-360	13
Minority interests	0	0	
Net profit	**887**	**1,568**	**-43**

Ratios and key figures (see definitions page 65)

	2002	2001
Earnings per share, EUR	0.30	0.53
Share price, EUR[1]	4.20	5.97
Shareholders' equity per share[1], EUR	4.06	4.00
Shares outstanding[1,2], million	2,928	2,965
Return on equity, %	7.5	13.8
Return on equity excl goodwill[3], %	11.3	19.2
Lending[1], EURbn	146	138
Deposits[1], EURbn	92	86
Shareholders' equity[1], EURbn	12	12
Total assets[1], EURbn	250	242
Assets under management[1], EURbn	96	105
Cost/income ratio, banking[3], %	64	58
Cost/income ratio, excluding investment earnings, %	65	59
Tier 1 capital ratio[1], %	7.1	7.3
Total capital ratio[1], %	9.9	9.1
Risk-weighted assets[1], EURbn	135	136

[1] End of period.
[2] Average number of shares Jan – Dec 2002 after full dilution until September was 2,955 million.
[3] See Business definitions page 65.

Business area result

Results by business area 2002, EURm[1]

	Business areas						
	Retail Banking	Corporate and Institutional Banking	Asset Management & Life[2]	Group Treasury	General Insurance[3]	Other	Total
Customer responsible units:							
Income	4,394	1,129	238	106		−197	5,670
Expenses	−2,566	−607	−158	−30		−384	−3,745
Loan losses	−209	−23				−29	−261
Equity method		12				40	52
Profit before investment earnings and insurance	1,619	511	80	76	0	−570	1,716
Investment earnings, banking				38		84	122
Operating profit, life insurance			2			0	2
Operating profit, general insurance					−122	0	−122
Goodwill amortisation	−22	−8				−141	−171
Operating profit	**1,597**	**503**	**82**	**114**	**−122**	**−627**	**1,547**
of which:							
Q4	345	137	61	27	0	−124	446
Q3	418	120	2	31	−4	−168	399
Q2	427	121	−3	21	−87	−141	338
Q1	407	125	22	35	−31	−194	364
Return on equity, %	22	16					11.3
Cost/income ratio, banking, %	58	54	66	28			64

1 According to the new organisation effective as of 1 October 2002.
2 Operating profit, life insurance, Q1 2002 EUR −3m, Q2 2002 EUR −26m, Q3 2002 −13m and Q4 2002 44m.
3 The sale of the general insurance activities was completed during Q3 2002.

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. The Group's financial management operations are conducted by Group Treasury.

Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet. When calculating return on allocated capital standard tax is applied.

Capital allocation is based on each business unit's actual risk exposure considering credit and insurance risk, market risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. Economic profit, which is equal to risk-adjusted profit less standard tax and cost-of-equity, constitutes the basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside the joint unit with Retail Banking. In addition, the business area commands product responsibility for investment funds. The operating profit shown in the accompanying table includes the customer responsible units.

In addition to the three business areas, Group Treasury, with responsibility for managing the Group's own positions in securities portfolios and group funding activities, is also included in the table. The column "Other" includes income and expenses not allocated to business areas, ie funding costs for the cash acquisition of Nordea Bank Norway, results from real estate holdings, expenses in Group functions not defined as services offered to business areas, goodwill depreciation related to the creation of Nordea, central provisioning for loan losses and profits from companies accounted for under the equity method which are not included in customer responsible units.

A year of difficult market conditions and increased focus

In the present economic environment, profitability and capital efficiency come before growth, and increased cost efficiency has top priority going forward.



The economic downturn, the magnitude and length of the turbulence in the equity markets and the geopolitical uncertainty have had a significant impact on the entire financial industry over the last couple of years.

Nordea has of course also been affected by both the downturn and the increased uncertainty.

Our unique starting point with major operations in four Nordic countries, however, forms a solid platform for continued realisation of synergies and capturing revenue growth.

While the strategic direction and our vision are unchanged, we have taken the necessary steps to achieve rapid and continuous improvement of our performance with increased cost efficiency as the top priority.

2002 result:
Acceptable, but still room for improvement
Falling equity-related revenues and exceptionally low interest rates and their impact on deposit margins hit core income in 2002. Similarly, falling equity markets have affected life insurance income and investment earnings.

Our 2002 results are acceptable given the difficult market conditions, but still not satisfactory. However, we have started to see improvements as a consequence of the identification and focus on our short-term priorities. We have reduced the earnings volatility and quarterly income has been stable throughout the year.

Risk-weighted assets and economic capital were down in 2002.

Despite the fact that loan losses have increased slightly towards the end of the year, the quality of the credit portfolio is satisfactory.

In the present economic environment, profitability and capital efficiency come before growth, and increased cost efficiency will be the main focus area going forward.

Throughout the organisation ongoing integration and continuous improvement activities are expected to ensure that costs will be unchanged in 2003 compared to 2002.

The performance of the Nordea share price in 2002 was not satisfactory either even though some recovery was seen by the end of the year.

Unchanged vision

Our vision of being valued as the leading financial services group in the Nordic and Baltic financial markets with substantial growth potential remains unchanged. But in the present environment, profitability and more efficient use of capital must and will come before aggressively capturing market share.

Priorities to improve performance

The priorities that guide the current strategy of our business areas are all motivated by our drive towards improved operating efficiency.

They are:

- Reducing volatility and ensuring growth of income
- Ensuring capital efficiency
- Maintaining credit portfolio quality
- Speeding up integration and unification
- Improving cost efficiency

To reduce the volatility of earnings we have divested the general insurance business and reduced the equity exposure of pension funds and Life & Pensions units within the Group.

The divestment of the general insurance business and the reduced equity exposure have improved our use of capital together with divestments of non-core businesses such as Contant Oy and Europay Norge AS.

The ongoing implementation of the economic capital and economic profit framework will further enhance the capital efficiency.

Our ambition is to maintain a high level of dividends without jeopardising our capital ratio. This means that the size and quality of assets will be carefully observed and our risk management must be proactive. Hence, business cases for potential acquisitions must be strong.

We have a well balanced and diversified credit portfolio, but in order to maintain our stable credit quality we continuously monitor the portfolio with a proactive approach.

Specific cost savings initiatives include capping IT development costs at 80% of the 2002 level, corresponding to a cost saving target of approximately EUR 90m in 2003.

Within Retail Banking, structural changes are being implemented in Sweden and Norway, such as consolidating staff functions in one location to improve efficiency and reduce costs.

Following a strategic reassessment Nordea Securities' operations in London and New York were closed in the fourth quarter.

Improving cost efficiency is the most urgent issue going forward.

Striking the right balance

We are well on our way to integrate and unify the organisation into cross-Nordic business areas and Group functions.

We have varied the approach to integration across different areas in the organisation.

In some areas, for example in wholesale banking, we have chosen the "full and immediate" integration approach while in other areas, especially within Retail Banking, we have chosen the "unification first" or "local improvements first" as the most appropriate approach.

Going forward, the change processes must and will be even more focused and speedy, based on strict prioritisation.

That is why a new unit Group Processing and Technology has been established to coordinate and speed up the integration and unification process across the entire Group.

Revised financial targets
In order to adjust to the current market conditions we have revised a few of our key financial targets:

Return on equity should be above 15% from 2004.

Cost level should be maintained at the same level through 2004 as in 2002.

Cost/income ratio of 55% by 2005 and with present business mix. Should the implied revenue growth in the cost/income ratio target fail, we will take further steps to reduce costs. All other targets remain unchanged.

Focus, speed and performance
In combination with our new priorities, we use three internal keywords to highlight the need for improvements and changes in the organisation:

"Focus" means concentrating on our strengths. This implies that we will change, close down or divest businesses and activities which are not core business, underperforming or not profitable.

"Speed" means being quick and flexible, having smooth and efficient operations and always adjusting to market conditions.

"Performance" means increasing performance orientation by comparing and competing and always striving for continuous improvements in everything we do. Do better today than yesterday. Be better than the competitors.

Committed to doing better
Every employee in the Group deserves thanks for bringing about the 2002 results and the very strong platform which will form our basis for further and continuous improvements.

We have already achieved a lot and will deliver upon our promises to customers and shareholders – despite challenging market conditions.

The entire organisation recognises the need for further improvements. By focusing on our strengths, being quick and flexible in adjusting to market conditions and continuously improving all that we do, we will make it possible.

Best regards



Lars G Nordström

Board of Directors' report

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has more than 10 million customers and 1,240 bank branches. The Nordea Group is a world leader in Internet banking, with 3.3 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Group organisation

The Group's business organisation includes three business areas: Retail Banking, Corporate and Institutional Banking, and Asset Management & Life.

Retail Banking develops, markets and distributes a broad range of financial products and services and has customer responsibility for personal and corporate customers.

Corporate and Institutional Banking delivers a range of products and services to corporate and institutional customers and has responsibility for large corporates, shipping, offshore and oil services companies and financial institutions. Nordea´s investment banking services are offered trough Nordea Securities

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and in the retail savings market in general.

Three vital support functions are Group Processing and Technology, Group Corporate Centre and Group Staffs.

Group Processing and Technology includes Group IT, Electronic Banking, Global Operations Services and Production and Productivity.

Group Corporate Centre contains Group Credit and Risk Control, Group Treasury, Group Planning and Control, Group Finance, Investor Relations and Group Corporate Development.

Group Staffs includes Group Support and Procurement, Group Human Resources, Group Identity and Communications, Group Legal and Group Compliance.

Legal Structure

The objective for the restructuring of the Group in 2001 was to establish a legal structure that would support the management structure and the reporting transparency.

The parent in the Group is Nordea AB (publ). It directly owns:
Nordea Bank Finland Plc with its subsidiaries
Nordea Bank Sverige AB (publ), Nordea Bank Norge ASA and Nordea Bank Danmark A/S.

Nordea AB (publ) also directly owns the following subgroups:
The Nordea Securities Group
The Nordea Asset Management Group
The Nordea Life Group
An overview of the Nordea Group legal structure can be found on page 67, and a specification of shares in group undertakings can be found on page 56.

Business development in 2002

The general insurance business was sold in 2002. The economic responsibility was transferred on 1 July 2002 and the sale was settled and completed on 30 September 2002. The Group structure changed as a result of this transaction and the net effect on equity was EUR –44m.

The Swedish Postgirot Bank AB (publ) that was acquired in 2001 was integrated into the Nordea organisation during 2002. The legal merger with Nordea Bank Sverige AB (publ) was finalised on 20 December 2002.

Nordea acquired the Polish bank LG Petro Bank S.A. which affected the profit and loss accounts from 1 October 2002. A merger between LG Petro Bank S.A. and Nordea Bank Polska S.A. will be finalised during 2003.

Comments to the operational income statement

Operating profit for the year 2002 was EUR 1,547m (EUR 1,928m) a reduction of 20% compared to 2001.

Total income increased by 1% and expenses increased by 11%. The development reflects the acquisition of Postgirot Bank and underlying growth in the business volumes coupled with a pressure on margins following falling interest rates during the year and drop in equity related commission income.

Income

Total income was EUR 5,670m (EUR 5,605m), an increase of 1% compared to 2001.

Net interest income was EUR 3,451m unchanged compared to a year ago. Volume growth, mainly deposits and mortgage lending to personal customers has compensated for lower deposit margins following lower interest rates. Lending margins were stable within Retail Banking and increased somewhat for large corporate clients. During the last 12 months lending and deposits have increased by 6% and 6%, respectively.

Commission income increased by 7% to EUR 1,535m (EUR 1,432m) reflecting strong growth in transaction volumes. The number of e-customers rose to 3.3 million by the end of the year, and in December, a new all-time high was registered in the number of payments on the e-bank.

Trading income, mainly comprising income related to foreign exchange and derivatives trading with customers, was maintained at a stable level of EUR 530m (EUR 543m).

Expenses

Total expenses were EUR 3,745 m (EUR 3,389m), an increase by 11%, reflecting the acquisition of Postgirot Bank AB (publ) as well as underlying growth in business volume.

Personnel expenses were EUR 2,086m (EUR 1,878m).

Other expenses were EUR 1,659m (EUR 1,511m), an increase of 10%. Costs for IT represent 20% of total expenses.

The cost/income ratio was 64% (58%). Postgirot Bank represented an increase of approximately 2 % points.

During the year, EUR 90m of the restructuring reserve was utilised. Of this, EUR 30m is related to Postgirot Bank. The remaining reserve at the end of 2002 is EUR 20m including LG Petro Bank.

Loan losses

Loan losses were EUR 261m (EUR 373m). The reduction was mainly a result of the general provision of EUR 100m made in 2001.

Investment earnings

The weak equity markets in 2002 had a negative impact on investment earnings, banking, which were reduced by EUR 50m to EUR 122m.

Pension commitments

Pension commitments not recognised in the balance sheet have to be covered by assets of pension foundations. In addition to recorded pension liabilities of EUR 315m in the Group, there was a deficit of EUR 83m in Norway at the end of the year. This amount represents accumulated actuarial differences in pension calculations which is in compliance with international accounting standards applied in Norway.

At the end of the year, aggregate assets in the Group's pension foundations exceeded pension commitments not recognised in the balance sheet by EUR 46m reflecting a surplus in Finland.

The volatility in Nordea's accounts resulting from allocation to pension foundations in the second and third quarter 2002, was related to the Swedish pension foundation. In total the allocation cost amounted to EUR 255m in 2002.

At the end of the fourth quarter, the equity exposure in the pension foundations represented 22% of total investments, compared to 24% at the end of the third quarter.

Taxes

Taxes amounted to EUR 405m in 2002 (EUR 360m). In 2001, the low tax rate was mainly explained by the utilisation of a loss carry forward in the former Merita Real Estate Ltd.

Net profit

The net profit was EUR 887m (EUR 1,568m), corresponding to EUR 0.30 (EUR 0.53) per share. Return on equity (excluding goodwill) was 11.3% (19.2%).

Financial structure

Assets

Lending

Total lending was EUR 145,740m at the end of 2002 (EUR 137,570m), an increase of 6%. See note 1 and 18 for more information of average rates and balances for 2002.

Lending to personal customers increased by 14% in 2002 while lending to corporate customers increased by 1%. The share of corporate lending decreased to 58 % (61%) while loans to personal customers increased to 40% (37%). Lending to the public sector was unchanged at 2%. For more information see the Risk Management section – Credit risk analysis, page 18.

Derivatives

At the year-end the outstanding derivatives volume amounted to a nominal value of EUR 1,105,141m (EUR 871,086m) including derivatives contracts managed by clearing institutes. When currency exchange rates, yield curves and/or equity price move, the net present value of the derivatives contracts will change.

Derivatives are disclosed as off-balance sheet items, this means that the nominal value only will occur as a commitment outside the balance sheet. The net present value of the contracts is disclosed in the balance sheet with an impact in the profit and loss accounts. Net present value consists of accrued interest net and discounted future cash flows, both of which are affected by changes in currency exchange rates. If the net present value of a derivative contract is positive the Group will have a credit exposure on the counter-party. These contracts are disclosed in the line "Other assets". If the Group has a negative net present value the contract will be disclosed in the line "Other liabilities".

If the counter-party comes in a default situation the Group has, according the ISDA-swap agreements, the right to net the positive and negative net present value on the contracts on each counter-party. This netting agreement will therefore lower the credit exposure.

The credit risk exposure amounted to EUR 6,715m after taking closeout netting agreements into consideration.

The derivative volume is divided between interest rate, equity and currency derivatives. The largest volumes are in interest rate swaps, forward rate agreements (FRA's) and currency forwards. Our major counter-parties are larger banks and credit institutions.

Trading Portfolios

The Groups trading portfolios are valued at market value. The total assets related to interest bearing securities amounted to EUR 28,166m (EUR 33,281m). The securities are denominated in several currencies but the major part is in Nordic currencies, EURO and US Dollars.

Other Assets

Derivatives positive net present value amounted to EUR 13,581m (EUR 8,518m). The change is related to growth in the derivative portfolios and effects from changes in interest rate and foreign exchange rates. See also the note 30 and corresponding Other liabilities.

Liabilities & Shareholder's equity

Deposits

Deposits increased by 6% to EUR 91,663m (EUR 86,396m). See note 1 and 34 for more information of average rates and balances for 2002.

Other liabilities

Derivatives negative net present value amounted to EUR 14,672m (EUR 8,138m). The change is related to growth in the derivative portfolios and effects from changes in interest rate and foreign exchange rates. See also the corresponding Other Assets. Assets that have been used for short selling amounted to EUR 6,898m (EUR 3,360m).

Capital adequacy

Shareholders' equity amounted to EUR 11,897m at the end of the year, corresponding to a Tier 1 capital ratio of 7.1%. The total capital ratio was 9.9%.

Capital base

The capital base amounted to EUR 13,364m (EUR 12,353m). The growth is explained mainly by the reallocation of subordinated loans to the Life Insurance Group and issuing of subordinated debts in Nordea Bank Sverige AB (publ).

Risk-weighted assets

The risk weighted assets decreased somewhat and amounted to EUR 134,670m (EUR 136,021m).

Repurchase of own shares

Following the authorisation from the Annual General Meeting on 24 April 2002, the Board of Directors of Nordea AB (publ) on 19 June 2002 decided to repurchase a maximum of 150 million of its own shares (equivalent to approximately 5% of the total number of shares in the company).

Up to 20 September 2002 Nordea AB (publ) repurchased 40,008,000 of its own shares. The shares were purchased at an average price of SEK 43.50.

In April 2001 Nordea AB (publ) acquired 17,000,000 of its own shares for the purpose of achieving a hedge regarding the company's incentive programme. The total holding in Nordea AB (publ) of own shares is 57,008,000.

Share capital

As a result of the conversion of outstanding convertible bonds, 2,450,137 new shares have been issued during 2002. At the close of 2002 the share capital comprised 2,985,116,227 shares each of nominal value EUR 0.39632. All shares have voting rights, with each share entitled to one vote at General Meetings. It should be noted that Nordea AB (publ) is not entitled to vote for own shares at General Meetings.

On 1 September 2002 Nordea AB (publ) prematurely redeemed the outstanding convertible bond loan amounting to EUR 96,928,426.28. Subsequently, the company has no outstanding convertible bond loans.

The Nordea share

During 2002 the share price of Nordea depreciated by 30.8% on the Stockholm Stock Exchange from SEK 55.50 on 28 December 2001 to SEK 38.40 on 30 December 2002. Total shareholder return (TSR) during year 2002 was –28.1%. The calculation of TSR is based on the share price development during the year, assuming the dividend of EUR 0.23 per share is reinvested in Nordea shares.

Shareholders

With approximately 510,000 registered shareholders at 31 December 2002, Nordea has one of largest shareholder bases of all Nordic companies. The number of Nordea shareholders registered in Denmark is approximately 217,000, in Finland 211,000 and in Sweden 82,000. See note 51 for detailed information.

Proposed dividend

The Board of Directors has proposed to the Annual General Meeting a dividend of EUR 0.23 per share, corresponding to a payout ratio of 76% of the net profit. The proposal represents unchanged dividend compared to last year's dividend.

The proposed record date for the dividend is 29 April 2003 and dividend payments are scheduled to be made on 7 May 2003.

The dividend is denominated in EUR, however payments are normally made in the local currency of the country where the shares are registered. Dividend payments can also be made in EUR if the shareholder has a EUR account registered with the securities registers.

Rating

See page 66 for information on the Ratings in the Nordea Group.

Personnel

The average number of employees in the Group was reduced by 1% or 233 employees to 37,322. Personnel expenses and the division between countries and sex are disclosed in note 6.

Incentive schemes

The synthetic share programme targeted at Nordea's management and key personnel expired at the end of year 2002. Total shareholder return fell short of the threshold level, and there was no payout based on the programme.

The present profit-sharing scheme covering all employees is based on return on equity. The maximum cost for this programme is approximately EUR 72m per year. For 2002, there will be no payout under the programme.

The Board of Directors on 19 February 2003 resolved to implement a temporary profit sharing scheme for all employees, in addition to ordinary profit sharing schemes. The incentive scheme is based on fulfilment of certain performance criteria related to economic profit and return on equity. A potential payout under the scheme will be equal for all participants, and the maximum cost for the Group is approximately EUR 29m.

The Board of Directors on 19 February 2003 furthermore resolved to implement a temporary extra variable salary for 2003 for Nordea's management. The incentive scheme comprises approximately 350 individuals and is based on the same performance criteria as the scheme for all employees. A potential payout under this scheme is limited to 12.5% of the participant's salary and the maximum cost for the Group is EUR 8m.

Important events after 31 December 2002

In January 2003, Nordea acquired the remaining 60% of the shares in Nordisk Renting. Nordea already owned 40% of Nordisk Renting and exercised its option to acquire the remaining shares. The acquisition provides greater flexibility for Nordea's engagement in Nordisk Renting which is currently being evaluated. Nordisk Renting has not been consolidated as a subsidiary in the accounts for 2002. In 2002, the total contribution from Nordisk Renting, included under "Equity method" was EUR 12m and Nordisk Renting's total assets amounted to EUR 1,851m.

Nordea has recently entered into an agreement regarding the sale of all residential properties in Denmark which is expected to result in a gain of approximately EUR 58m. Disposal of certain other properties is currently under consideration and may result in a loss of the same magnitude in the first quarter 2003. The disposals follow the focus on capital efficiency and the aim to reduce non-core assets in the Group.

Outlook

For 2003, growth in the four Nordic economies is expected to be low, leading to limited potential for increased revenues. An increase in short-term interest rates, which may improve interest rate margins, is not expected until late 2003 at the earliest. To a certain extent the income in the Group also depends on the development in the capital markets.

A sharp attention on cost control will be maintained aiming at adjusting the cost base in line with Nordea's financial targets. If the revenues fall short of expectations, further measures to improve cost efficiency will be considered.

The increased uncertainty regarding a possible turnaround in the global economy may, if sustained, lead to a deterioration in credit quality in the medium term. The target for average loan losses over a business cycle, maximum 0.40% of loans and guarantees, remains unchanged. Based on the quality of the portfolio as well as the present economic outlook for the Nordic countries, Nordea has no reason to believe that loan losses will exceed this average level in 2003.

Annual General Meeting

The Annual General Meeting of shareholders will be held on Thursday 24 April 2003 in Aula Magna, Stockholm University at 2.00 pm (CET) with the possibility to participate through telecommunication, in Helsinki at 3.00 pm Finnish time in Finlandia Hall and in Copenhagen at 2.00 pm (CET) in Bella Center.

Risk management

Risk-taking is inherent in providing financial services, and Nordea assumes a variety of risks in its ordinary business activities, the most significant being credit risk related to lending. Management of risk is one of the key success factors in the financial services industry and Nordea has clearly defined risk policies and instructions for risk management. Nordea aims at an overall balanced risk-taking in order to enhance shareholder value. During 2002 economic profit and economic capital have been implemented as a key performance indicators. This has further enhanced the awareness of risk within the Group.

Risk management principles

The Board of Directors of Nordea has the ultimate responsibility for limiting and monitoring the Group's risk exposure. Risks in Nordea are measured and reported according to common principles approved by the Board.

The Board has set the following operative targets:

- The average loan loss provisions over a business cycle should not exceed 0.40% of the loan and guarantee portfolio.
- Investment risk (market risk related to investment activities) should not lead to an accumulated loss in investment earnings exceeding one quarter's normalised earnings at any time in a calendar year.
- Operational risk must be kept within manageable limits at reasonable costs.

Chapter structure

Credit risk
Risk management and control
Measurement methods
Credit risk analysis

Market risk
Risk management and control
Measurement methods
Market risk analysis

Insurance risk

Operational risk
Legal proceedings

Asset and Liability Management
Liquidity risk
Structural Interest Income Risk

Economic Capital and the New Basel Capital Accord

The Board's Credit Committee monitors the development of the credit portfolio and decides on credit policy matters and guidelines for credit activities.

On behalf of the Group CEO, Group Executive Management has the responsibility for risk management and reviews regular reports on risk exposures. In addition, the following committees for risk management have been established within the Group Executive Management:

- Asset and Liability Management Committee (ALCO) manages the capital structure, allocates limits and decides on risk measurement principles in the Group.
- Executive Credit Committees (Corporate and Retail) decide on major credit exposures.

Group Credit and Risk Control is responsible for the risk management process that consists of:

- Policies, instructions and guidelines
- Identification
- Analysis
- Measurement
- Monitoring and control
- Reporting

There are risk management units for Credit, Market and Operational risk respectively and one unit, Risk Modelling, with the responsibility for developing risk models for risk analysis and economic capital.

Each business area is primarily responsible for identification and control of the risks in their operations. The risk management framework is applicable for the Group as well as for the banking subsidiaries.

Credit risk

Credit risk is defined as the risk that counterparties of Nordea fail to fulfil their agreed obligations and that pledged collateral does not cover Nordea's claims.

The credit risks in Nordea arise mainly from various forms of lending, but also from guarantees, documentary credits and unutilised credit commitments. Furthermore, credit risk includes credit risk in derivatives, country risk and settlement risk.

The credit risk in derivative contracts is the risk that Nordea's counterparty in the contract defaults prior to maturity of the contract and that Nordea at that time has a claim on the counterparty under the contract. Nordea will then have to replace the contract at the current market rate, which may result in a loss.

Country risk or cross-border transfer risk is a credit risk attributable to the transfer of money from a country. This credit risk is affected by changes in the economic and political situation of countries.

Settlement risk is the risk of losing the principal of a financial instrument in the settlement process. This occurs if the counterparty should default after Nordea has given irrevocable instructions for a transfer of a principal amount or security, but before receipt of payment or security has been confirmed.

Risk management and control

The primary risk management factor within Nordea is to ensure quality, discipline and sound judgement within the credit decision process . To guide this process, a credit policy and credit instructions including guidelines and industry policies for Nordea have been established.

The Board of Directors decides on the different levels of authority for granting credits within the Group. The sizes of the powers-to-act for the credit-committees and the other decision-making authorities are set on the basis of the organisational level and are also restricted by factors such as the internal rating of the customer and the size of the unsecured part of the exposure. The decisions of the decision-making authority are required to be unanimous according to the credit instructions.

The decision-making process is structured to fit the business area activities and to fulfil legal requirements for the banks within the Group. The illustration shows the decision-making structure.

As a method to limit credit risk, consolidated customer group limits are set on most corporate customers, as a part of the decision-making process. The limit stipulates both volumes and conditions for granting credits within the limit, such as collateral and covenants, pricing and maturity and amortisation. A rating is also set to the customer, in accordance with the Nordea internal rating system.

Industry limits are also used by Nordea to limit credit risk to specific industries. In connection with these, credit policies regarding the relevant industries are established, whereby special requirements for financing the industry are stipulated. The exposure and the changing conditions for each industry are followed-up by monitoring groups. Environmental risks on corporate customers are assessed through a process called

Credit decision-making structure


Nordea – Board of Directors/Board Credit Committee
Policy matters/Monitoring/Instructions
Nordea Bank Denmark
Board of Directors
Nordea Bank Finland
Board of Directors
Nordea Bank Norway
Board of Directors
Nordea Bank Sverige
Board of Directors
Executive Credit
Committee Retail
Executive Credit
Committee Corporate
Retail Country
Credit Committee
Corporate
Banking
Division
International
and Shipping
Division
Regional Bank
Decision-making
Authority
Credit
Committee
Credit
Committee
Region
Decision-making
Authority
Branch
Decision-making
Authority

Environmental Risk Assessment Tool, which has been developed within the bank.

Limits are adapted to the assessed repayment ability of the customer or customer group and the responsibility for monitoring every credit exposure is therefore assigned to the customer responsible unit, with relationship managers, who possesses adequate credit competence. This unit assesses, on an ongoing basis, the customer's ability to fulfil its commitment. In the continuous follow-up on the exposure, deviations from agreed conditions are monitored and weaknesses in customer performance are identified.

Substandard and impaired exposures
If weaknesses are identified in a customer exposure, that exposure is categorised as substandard. In addition to the continuous monitoring, an action plan is established outlining how to minimise a possible credit loss. If necessary, a special team is set up to support the customer responsible unit.

If a future loss is estimated for an exposure, it is recognised as impaired and a provision is made. The size of the provision is equal to the expected loss considering the remaining repayment capacity, value of pledged collateral and other repayment sources during a work out process. Impaired exposures could be either performing or non-performing. Impaired is equivalent to default when measuring default probability.

Substandard and impaired exposures are reviewed on a quarterly basis in terms of current performance, business outlook, future debt service capacity and the possible need for or size of provisions.

Credit risk in derivatives
Derivatives are used in Nordea to meet customer needs as well as for proprietary trading purposes and to reduce interest rate and currency risk in the regular banking activities. Most of the derivative contracts are marked to market on an ongoing basis and, therefore, affect the reported result and also the balance sheet, as assets or liabilities depending on the direction of the market developments.

Derivatives affect both market risk and credit risk exposures. The credit risk exposure is treated in the same way as other types of credit risk exposure and is included in customer limits.

The total credit risk exposure consists partly of current exposure and partly of potential future exposure. The potential future exposure is an estimation, which reflects possible changes in market values during the remaining lifetime of the individual contract and is measured as the notional amount multiplied by a risk weight.

To reduce the exposure towards single counterparties, risk mitigation techniques are widely used in Nordea, of which the most common is the use of close-out netting agreements. To mitigate the exposure with large banks and institutional counterparties, bilateral collateral management arrangements have been entered into with some of these counterparties.

Country risk
To assess the country risk Nordea uses a model based on the country risk assessment performed by the EIU (Economist Intelligence Unit). The model is applied to countries outside the OECD and to other countries if Nordea considers it motivated in view of the country's economic and political situation.

Settlement risk
The settlement risk on individual counterparties is measured as the full value of the transaction and is controlled via settlement risk limits. Each counterparty is assessed in the credit process and clearing agents, correspondent banks and custodians are selected with a view to minimising settlement risk.

Nordea is a shareholder of and participates in the global FX clearing system CLS (Continuous Linked Settlement). In November 2002, Nordea began settling via CLS and when the Scandinavian currencies are included during 2003, the reduction of settlement risk exposure will be substantial.

Measurement methods
Over the last few years the main focus has been to complete the Nordea framework for quantification of credit risk. The key drivers of this work have been the introduction of economic profit as a key performance indicator and the New Basel Capital Accord.

Rating and scoring
The very core of the Nordea framework is the internal rating and credit-scoring models. The common denominator of all the rating/scoring

models is the ability to rank order and predict default. Medium and large corporates are rated with the Nordea corporate rating model. The model is based on a statistical approach, which takes into account financial, qualitative and customer factors of the corporates. The model has adjustments to corporate size and specific industry characteristics, e.g. shipping. Nordea use a rating scale for corporates consisting of 18 grades maximum. The appropriate credit committee must approve a corporate rating. All corporates that are of medium to large size have during 2002 been rated in line with – according to Nordea's interpretation of the consultative document – New Basel Capital Accord compliant rating models.

For the household segment Nordea use credit-scoring models. In addition to the corporate rating models there are also models for the bank and country segments.

Definition of expected loss (EL):

The expected loss is the normalised loss rate based on the current portfolio. Expected loss is measured using the formula,

EL = PD x LGD x EAD, where

- PD is a measure of the probability that the counterpart will default,
- LGD is a measure of how much is expected to be lost in the event of default and
- EAD is a measure of the expected exposure in the event of default.

Quantification of credit risk

The most important inputs when measuring the credit risk are the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD). The inputs are used to quantify expected losses and credit risk economic capital, which both are used in the calculation of economic profit.

The rating grade that the rating models produce is translated to a PD. The PD is the most important parameter when measuring credit risk. LGD is measured taking into account the collateral coverage of the exposure, the balance-sheet components, and the presence of any structural support. EAD is for many products equal to the outstanding exposure but for some products, such as credit lines and derivative contracts, the EAD is higher than the outstanding exposure.

Nordea measures credit risk and economic capital with a portfolio model. This model takes as input Nordea's credit exposures and risk parameters such as PD and LGD. The economic capital estimated with the model take diversification effects into account.

Credit risk exposure EURm

(excluding cash and balances at central banks, country risk and settlement risk exposure)	31 Dec 2002
Loans and advances to credit institutions	23,496
Lending	145,740
Unutilised credit commitments etc	31,001
Guarantees and documentary credits	15,576
Derivatives[1]	21,629
Interest-bearing securities issued by public entities	9,746
Other bonds and other interest-bearing securities	18,420
Total credit risk exposure	**265,608**

1 Including current exposure as well as potential future exposure. For further details on derivatives, see note 45.

Lending, structure of portfolio EURm

	31 Dec 2002	%	31 Dec 2001	%
Customer				
Corporate customers	85,089	58.4	84,088	61.1
Household customers	57,929	39.7	50,716	36.9
Public sector	2,722	1.9	2,766	2.0
Total	**145,740**	**100.0**	**137,570**	**100.0**
Lending to corporate customers by industry				
Real estate management	22,433	26.4	19,996	23.8
Construction	3,041	3.6	2,883	3.4
Agriculture and fishing	4,295	5.0	3,682	4.4
Transport	3,510	4.1	3,584	4.3
Shipping	4,559	5.4	5,581	6.6
Trade and services	8,308	9.8	8,675	10.3
Manufacturing	13,933	16.4	16,011	19.0
Financial operations	9,138	10.7	6,942	8.3
Renting, consulting and other company services	8,265	9.7	8,845	10.5
Other companies	7,608	8.9	7,890	9.4
Total	**85,089**	**100.0**	**84,088**	**100.0**
Lending to corporate customers by size of loan				
EUR 1-1,000,000	12,262	14.4		
EUR 1,000,001-10,000,000	18,507	21.7		
EUR 10,000,001-25,000,000	11,382	13.4		
EUR 25,000,001-50,000,000	9,830	11.6		
EUR 50,000,001-100,000,000	9,657	11.3		
EUR 100,000,001-	23,452	27.6		
Total	**85,089**	**100.0**		
Lending to household customers				
Mortgage loans	43,602	75.3	38,895	76.7
Consumer loans	14,327	24.7	11,821	23.3
Total	**57,929**	**100.0**	**50,716**	**100.0**

During 2002 the project for creating a group-wide credit database was finalised. The credit database is an important integral part of the Nordea credit risk framework. It will allow for calculations of credit risk (snapshot view) and for the estimation of parameters (historical archives) to be used in

Outstanding exposure distributed by rating grades



%
18
16
14
12
10
8
6
4
2
0
6+ 6 6- 5+ 5 5- 4+ 4 4- 3+ 3 3- 2+ 2 2- 1+ 1 1-
Rating categories

Lending to real estate management companies by country EURbn

	31 Dec 2002	%	31 Dec 2001	%
Denmark	1.8	8	1.9	9
Finland	4.5	20	3.4	17
Norway	4.8	22	4.0	20
Sweden	11.0	49	10.5	53
Others	0.3	1	0.2	1
Total	**22.4**	**100**	**20.0**	**100**

Telecom exposure EURbn

	31 Dec 2002	%
Operators	3.8	70
Equipment manufacturers	1.6	30
Total exposure	**5.4**	**100**
Outstanding exposure	3.2	

Shipping exposure EURbn

	31 Dec 2002	%
Crude tankers	0.8	13
Product tankers	0.7	12
Bulk carriers	0.6	10
Ferries	0.6	9
Chemical tankers	0.5	9
Liners	0.5	8
Others	2.4	39
Total exposure	**6.0**	**100**
Outstanding exposure	5.2	

Fisheries exposure EURbn

	31 Dec 2002	%
Fish farming	1.0	42
Fishing vessels	0.8	33
Fish processing/export	0.6	25
Total exposure	**2.4**	**100**
Outstanding exposure	2.0	

Mortgage loans to household customers by country[1] EURm

	31 Dec 2002	%	31 Dec 2001	%
Denmark	11,737	27	11,167	29
Finland	10,509	24	9,563	24
Norway	7,471	17	5,763	15
Sweden	13,885	32	12,402	32
Total	**43,602**	**100**	**38,895**	**100**

[1] The Baltic countries are included in the figures for Finland.

the calculation of expected loss and economic capital. During 2003 and onward the credit database will be upgraded to meet the New Basel Capital Accord requirements.

Credit risk analysis

The credit risk exposure consists of on-balance sheet and off-balance sheet items in both non-traded and traded banking products (see table).

The largest item is lending, which in 2002 increased by 6% to EUR 146bn, mainly because of increased volumes but also due to exchange rate effects. As lending to corporate customers increased less, up 1%, than lending to personal customers, up 14%, total lending to corporate customers decreased to 58% from 61% of the total lending portfolio.

Loans to credit institutions, mainly in the form of inter-bank deposits, amounted to EUR 23.5bn at the end of 2002 (EUR 21.4bn). Of these loans, less than 10% was to banks outside OECD.

The credit risk exposure in derivatives originates from contracts where the underlying assets are interest rates, currencies, equities or commodity prices and where the counterparties are both customers and financial institutions. The current exposure makes up approximately 30% of the total exposure, whereas the remaining 70% is potential future exposure. All figures show exposure after close-out netting agreements are taken into consideration.

Lending to corporate customers

The main increases in the portfolio could be seen in the sectors: "Real estate management", "Financial operations" and "Agriculture and fishing". The increase in real estate management is primarily due to official reclassification of housing associations in Finland and increases in Norway. The increase in financial operations consists of reversed repurchase agreements with customers. Decreases were mainly seen in "Manufacturing" and "Shipping". In manufacturing decreases were seen in all countries and in shipping the decrease was mainly due to exchange rate effects.

Real estate management remains the largest industry sector in Nordea's lending portfolio. Relatively large and financially strong companies dominate the portfolio, which has a high level of collateral coverage. Around half of the lending to real estate management is to companies in Sweden, where the portfolio is dominated by lending to companies managing residential real estate. Also in the group portfolio, around half of the lending is to companies managing residential real estate.

The telecom sector exposure of EUR 5.4bn (EUR 7.2bn) includes both equipment manufacturers and operators. The total outstanding exposure is EUR 3.2bn. The majority of the exposure is related to major Nordic equipment manufacturers and major Nordic telecom operators. Of the telecom exposure, 8% is seen as low or negligible risk due to coverage by guarantees from public export credit agencies (ECAs), or by cash collateral.

The shipping exposure of EUR 6.0bn (EUR 6.8bn), of which EUR 5.2bn is outstanding consists of a diversified portfolio by type of vessel and has a focus on large industrial players. Of the total exposure, 55% is on Nordic customers and 45% is on non-Nordic customers. Shipping is the only industry where Nordea has a global customer policy.

The fisheries exposure of EUR 2.4bn (EUR 2.1bn), of which EUR 2.0bn is outstanding, consists mainly of Norwegian customers. The exposure on fish farming is EUR 1.0bn.

Rating distribution
The scale for corporate rating models consists of 18 repayment ability grades. It is a falling scale with grade 6+ representing the highest repayment ability, i.e. the lowest probability of default. It is shown by the graph that the distribution is concentrated to grades 5 to 3. About 93% of the exposure is of repayment ability 3 – or higher.

Lending to personal customers
Mortgage loans increased by 12% while consumer loans increased by 21%. The portion of mortgage loans decreased to 75% compared to 77% in 2001.

Geographical distribution
Lending distributed by borrower domicile shows that the Nordic market dominates by 90% of the total, which is an increase from 88% in 2001. Other EU countries represent the main market outside the Nordic countries. The exposure to emerging markets is limited.

Lending by geographical area EURm

	31 Dec 2002	%	31 Dec 2001	%
Nordic countries	131,721	90.4	121,660	88.4
of which Denmark	34,240		31,410	
of which Finland	29,317		27,338	
of which Norway	24,452		21,197	
of which Sweden	43,597		41,509	
The Baltic and Poland	1,119	0.8	452	0.3
EU countries other	6,552	4.5	6,784	4.9
USA	2,478	1.7	3,490	2.5
Latin America	898	0.6	652	0.5
Asia	920	0.6	1,327	1.0
Other OECD	793	0.5	1,462	1.1
Non-OECD other	1,259	0.9	1,744	1.3
Total	**145,740**	**100.0**	**137,570**	**100.0**

Country risk exposure[1] EURm

	31 Dec 2002[2]	31 Dec 2001[2]
Asia	**725**	**618**
of which China	349	278
of which South Korea	140	95
Latin America	**390**	**535**
of which Brazil	193	288
Eastern Europe & CIS	**67**	**444**
Middle East	**335**	**382**
Africa	**66**	**48**

[1] Base for the country risk reserve, for 2002 defined as all countries excluding A-rated countries according to EIU and excluding Poland and the Baltic countries.
[2] Exposure net of ECA guarantees.

Impaired loans EURm

31 Dec 2002	Corporate customers	Household customers	Total
Impaired loans, gross	2,664	596	3,260
Reserves for impaired loans	–1,770	–383	–2,153
Impaired loans, net	894	213	1,107
Reserves/impaired loans, gross (%)	66.4	64.2	66.0
Impaired loans, net/lending (%)	1.0	0.4	0.8

31 Dec 2001	Corporate customers	Household customers	Total
Impaired loans, gross	2,493	593	3,086
Reserves for impaired loans	–1,866	–393	–2,259
Impaired loans, net	627	200	827
Loans with interest deferments	24	4	28
Impaired loans, total	651	204	855
Reserves/impaired loans, gross (%)	74.8	66.3	73.2
Impaired loans, net/lending (%)	0.7	0.4	0.6

Country risk
The country risk exposure is dominated by China and Brazil. The exposure is trade-related and primarily short-term. Both countries are of great importance for Nordea's Nordic core customers. The total country risk reserve at the end of 2002 was EUR 130m. Both the exposure and the reserve were reduced by the exchange rate effect of a weakened US Dollar.

Impaired loans to corporate customers gross, by industry EURm

	31 Dec 2002	% of lending to the industry	31 Dec 2001	% of lending to the industry
Real estate management	238	1.2	290	1.4
Construction	99	3.2	100	3.5
Agriculture and fishing	430	10.0	98	2.7
Transport	159	4.5	145	4.0
Shipping	123	2.7	205	3.7
Trade and services	300	3.6	346	4.0
Manufacturing	362	2.6	412	2.6
Financial operations	97	0.8	97	1.4
Renting, consulting and other company services	296	3.6	399	4.5
Other companies	559	7.4	401	5.1
Total	**2,664**	**3.1**	**2,493**	**3.0**

Distribution of reserves to corporate customers, by industry EURm

	31 Dec 2002	%	31 Dec 2001	%
Real estate management	158	8.9	190	10.2
Construction	88	5.0	85	4.6
Agriculture and fishing	161	9.1	88	4.7
Transport	136	7.7	97	5.2
Shipping	88	5.0	107	5.7
Trade and services	216	12.2	295	15.8
Manufacturing	238	13.4	365	19.6
Financial operations	84	4.7	38	2.1
Renting, consulting and other company services	264	14.9	316	16.9
Other companies	338	19.1	285	15.2
Total	**1,770**	**100.0**	**1,866**	**100.0**

Impaired loans

Impaired loans, increased to EUR 3,260m from EUR 3,086m. Reserves decreased by EUR 106m, mainly as a result of final write-offs being made against previously booked reserves. As a consequence, the ratio of reserves to cover remaining impaired loans decreased to 66% (73%).

Market risk

Market price risk is defined as the risk of loss in market value as a result of movements in financial market variables such as interest rates, foreign exchange rates, equity prices and commodity prices. For example, equity risk is defined as the potential loss in the market value of equity and equity-related products due to changes in equity prices. All material portfolios in Nordea are marked to market.

Besides the price risk, market risk also comprises Structural Interest Income Risk (SIIR) which measures the effect on the net interest income in the next 12 months if market rates rise or fall by one percentage points. SIIR is further described in the Asset and Liability Management section below.

Risk management and control

The management of the market risk is guided by the market risk policy. Nordea is mainly exposed to market risk in its investment portfolios, in particular, in Group Treasury. This risk is managed separately from the market risk relating to customer-driven trading, proprietary trading and market making activities, most notably in Nordea Markets and Nordea Securities. For all other activities, the basic principle is that market risks are eliminated by matching assets, liabilities and off-balance sheet items. This is achieved by transactions in Group Treasury.

The Board of Directors has set the maximum level of risk on the investment portfolios such that it should not lead to an accumulated loss in investment earnings exceeding one quarter's normalised earnings at any time in a calendar year.

The risk stemming from the customer driven trading-related activities is restricted by market risk limits, which are based on the desired level of customer facilitation and market making activity.

While the Board of Directors determines the overall limits for investment risk and trading-related risk, ALCO decides the allocation of these limits to the business areas. The limits for the business areas are set in accordance with the business strategies and are as a minimum reviewed annually. The heads of the business areas allocate the ALCO limits within the business area and may introduce more detailed limits and other risk reducing features such as stop-loss rules. At the operational level, the limits may be based on other risk measures than VaR (Value at Risk) that better capture the relevant risk exposure.

Measurement methods

As there is no single risk measure that captures all aspects of market risk, Nordea on a daily basis uses several risk measures including VaR models, stress testing, scenario simulation and other non-statistical risk measures such as basis point values, net open positions and option key figures.

VaR models

VaR is used in Nordea to measure linear interest rate, foreign exchange and equity risks. In September 2002 a VaR measure across these risk categories was introduced, allowing for diversification among the risk categories. VaR is a statistical risk measure, which in Nordea is based on the last two years' historical changes in market prices and rates, a holding period of 10 banking days and a probability of 99%. Nordea's VaR model is based on the expected tail loss approach, which implies using the average of a number of the most adverse simulation results as an estimate of VaR.

Back tests are performed on a regular basis in accordance with the guidelines laid down by the Basle Committee on Banking Supervision in order to test the reliability of the VaR models. The models have shown good statistical characteristics throughout 2002.

Scenario simulation
The market risk inherent in options and option-related instruments has so-called non-linear characteristics, which are not captured by Nordea's current VaR models. Nordea uses scenario simulations to capture this non-linear risk. The scenarios simulate movements in yield curves, foreign exchange rates, equity prices and volatilities, which are calibrated to capture the most common market movements over a 10-day horizon.

Stress testing
Nordea's VaR and scenario simulation measures are designed to estimate risk in a normal market environment. As a supplement, stress tests are used to estimate the possible losses that may occur under extreme market conditions. Nordea performs stress tests based on the current portfolio and information about the daily financial market developments since the beginning of 1993. In addition, Nordea's portfolios are stress tested for subjective scenarios, which are most often based on selected historical events prior to 1993 or adverse scenarios relevant at the current state of the economic cycle or geopolitical situation.

Market risk analysis
The information presented in this section is the consolidated market risk figures for investment and trading-related activities. The investment risk, which mainly comprises linear risk, was significantly reduced in the course of 2002. This reflects both the divestment of the general insurance business, including the securities portfolios of this business with effect from 1 July 2002 and a deliberate decision to reduce the investment risk in the course of the year. The client-driven, trading related market risk (which includes most of Nordea's non-linear risk) was broadly at the same level in the second half of 2002 as in the first half of the year. The market risk on the equity capital's investments in the life insurance and pension activities is included in the regular market risk measurement. The market risk for Nordea's account associated with the yield

Linear risk, VaR
EURm


120
100
80
60
40
20
0
Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec
Total linear risk
Equity risk
Interest rate risk
Foreign exchange risk

Equity risk per sector
VaR, EURm
MV, EUR


14
12
10
8
6
4
2
0
-2
-4
-6
-8
140
120
100
80
60
40
20
0
-20
-40
-60
-80
Risk
Market value
Real estate equities
Financial
Consumer, Non-cyclical
Industrial
Communications
Basic Materials
Funds
Consumer, Cyclical
Energy
Technology
Utilities
Diversified

Market Risk in 2002 EURm

	Measure	31 Dec 2002	Average Jan–June	Average July–Dec	Minimum	Maximum
Total linear risk	VaR	67.8		59.8	44.9	75.4
Equity risk	VaR	24.5	91.2	34.8	24.5	104.1
Non-linear risk simulation		5.8	6.1	6.2	3.9	9.8
Interest rate risk	VaR	53.2	61.7	45.9	30.5	79.2
Non-linear risk simulation		14.3	20.6	21.1	11.6	32.9
Foreign exchange risk	VaR	4.1	11.2	3.4	1.3	15.7
Non-linear risk simulation		6.5	8.3	9.5	5.0	13.5

guarantees to policyholders is currently analysed separately.

Total linear risk
Nordea's VaR measure of linear risk that combines the risk on equity, interest rate and foreign exchange positions, which was introduced in September 2002, shows that there is a noticeable diversification effect between the three risk categories. The total linear VaR gives an impression of the diversification effect, as reflected in the fact that the total linear risk is lower than the sum of the risk in each of the three categories.

Equity risk
At the end of 2002, Nordea's total equity VaR stood at EUR 24.5m, while the sensitivity to a 10% change in all equity prices was 21.3m. Besides the divestment of General Insurance, the equity risk has fallen as a result of a reduction of the equity holdings and increased hedge positions in equity index futures. The VaR model measures the risk on the portfolio of listed equities in Nordea. For equity positions that have a relatively low degree of liquidity, the price developments are not suitable for inclusion in the VaR model. Therefore, since the beginning of 2002 the risk on these positions have simply been calculated as 10% of their market value and added to the equity VaR.

Largest interest rate sensitivities, current assets



EURm
20
0
-20
-40
-60
-80
-100
DKK SEK EUR USD NOK JPY CHF GBP CAD PLN
31 Dec 2002
31 Dec 2001

Non-linear risk



EURm
35
30
25
20
15
10
5
0
Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec
Equity risk
Interest rate risk
Foreign exchange risk

Measured by industry sectors, besides real estate equities, Nordea's largest equity exposure by both VaR and market value was to the financial and non-cyclical consumer goods sectors at the end of 2002.

In addition to the listed shares, the book value of private equity funds and unlisted equities (excluding business-related and credit-related unlisted equities) is monitored in the market risk management, but are not included in the equity VaR figures in the tables and charts in this report.

Interest rate risk
The interest rate risk was lower at the end of 2002 than at the beginning of the year. This reflects a reduction in the interest rate sensitivities in the currencies SEK, EUR, USD and NOK, while the interest rate sensitivity in DKK rose. The interest rate sensitivity in other currencies is insignificant. The total gross sensitivity to a 1 percentage point parallel shift in all interest rate curves was EUR 176.1m at the end of 2002. This is a measure of the development in the market value of Nordea's interest rate sensitive positions if all interest rates move adversely for Nordea.

The non-linear interest rate risk mainly stems from customer related trading activities.

Foreign exchange risk
Nordea's foreign exchange risk is relatively low compared to the interest rate and equity risk exposure. The largest sensitivities are in DKK, USD, CHF and SEK. The foreign exchange risk is low (EUR 4.1m at the end of 2002) due to the high degree of correlation between exchange rate developments in EUR and DKK, and, albeit to a lesser extent, between EUR and SEK. The gross sensitivity to a 5% change in the exchange rate of all currencies vis-à-vis the EUR was EUR 27.2m at the end of 2002.

Commodity risk
Nordea's exposure to commodity risk is very low and solely related to client driven activities.

Insurance risk

Insurance risk is the risk that earned risk premiums will not cover future claims. The main characteristic that distinguishes insurance risk from other risks is the very long-term nature of the contracts; e.g. some life insurance contracts can have a duration of more then 60 years. In mutual companies the risk is shared with the customers. The pure life insurance risk is the risk of unexpected losses due to changes in mortality rates, longevity rates, disability rates and selection effects.

The risk inherent in the insurance business is primarily controlled using traditional actuarial techniques, i.e. through tariffs, rules for acceptance of customers, reinsurance contracts and provisions for risks. A continuous supervision of the appropriateness of the parameters in the risk models is undertaken to ensure that changes in the underlying risk is properly taken into account.

New measurement techniques have been developed and are continuously being developed to deal with new products, increase the transparency of the true nature of the risks and to achieve consistency with overall measurement methodology used within Nordea. Stochastic ALM-models has been developed to capture and control the mismatch between assets and liabilities for the guaranteed savings contracts. Hedges are used to reduce the risk exposure further.

Operational risk

In the Operational Risk Policy for the Nordea Group Operational risk is defined as the risk of direct or indirect loss, or damaged reputation, due to deficiencies or errors in the Group's internal operations which may be attributable to employees, the organisation, control routines, processes or technology, or due to external events and relations.

Operational risks are inherent in all activities within the organisation, in outsourced activities and in all interaction with external parties.

Solid internal control and quality management, consisting of a risk-management framework, leadership and skilled personnel, is the key to successful operational risk management.

Each business area is primarily responsible for managing its own operational risks. Group Credit and Risk Control develops and maintains a framework for identifying, measuring, monitoring and controlling operational risks and supports the line organisation to implement the framework.

Information security, physical security and crime prevention as well as legal and compliance risks are important components when managing operational risks. To cover this broad scope, the group security function is included in Group Credit and Risk Control, and close cooperation is maintained with Group IT, Group Legal and Group Compliance.

The main processes for managing operational risks are an ongoing monitoring through self-assessment and the registering of incidents and quality deficiencies. The analysis of operational risk-related events, potential risk indicators and other early-warning signals are in focus when developing the processes.

The mitigating techniques consist of business contingency plans together with crisis management preparedness and a broad insurance cover for handling major incidents. Special emphasis is put on quality and risk analysis in change management and product development.

The techniques and processes for managing operational risks are structured around the risk sources as described in the definition of operational risk. This approach improves the comparability of risk profiles in different business areas and globally throughout the organisation. It also supports the focus on limiting and mitigating measures to the sources rather than the symptoms.

Reliable and risk sensitive ways to quantify the operational risks constitute another important goal when developing the techniques and processes. A convincing quantification is a precondition for more advanced models, with sound incentive structures, to calculate economic capital for operational risks.

Legal proceedings

Nordea AB (publ) is not subject to any legal proceedings. Within the framework of the normal business operations, the Group faces a number of claims in lawsuits and other disputes, most of which involve relatively limited amounts. None of these disputes is considered likely to have any significant adverse effect on the Group or its financial position.

In the legal proceedings between Yggdrasil AB and Nordea Bank Sverige AB (publ), described in detail in previous Annual Reports, the Stockholm

District Court dismissed Yggdrasil's claim in a ruling given on 1 September 1998. Yggdrasil made an appeal to the Court of Appeal, which dismissed Yggdrasil's claim in a ruling given on 28 June 2002. The Supreme Court dismissed Yggdrasil's petition for a leave of appeal on 10 February 2003.

Asset and Liability Management

Assets and liabilities on the Group's balance sheet appear as a result of business transactions with customers. Group Treasury actively manages the financial risks (mainly interest rate risk, liquidity risks and exchange risk) connected to products offered by the group.

The Group has decided to centralise all asset and liability management (ALM) to Group Treasury to minimize earnings volatility and to have tight control on all taken risks. Group policies and guidelines related to ALM risks, are set by the Board of Directors and the Asset and Liability Committee (ALCO).

Liquidity risk

In Nordea, liquidity risk is defined as the risk of only being able to meet liquidity commitments at increased cost or – ultimately – being unable to meet obligations as they come due because of an inability to liquidate assets or obtain adequate funding. Nordea's liquidity policy sets general rules for liquidity risk management, e.g. it demands the existence of a business contingency plan for liquidity management, and it states a commitment towards public disclosure, in particular at times of stress.

All liquidity risks are centralised to Group Treasury who is responsible for compliance with the limits set by the Board of Directors and ALCO. Having this responsibility, Group Treasury can also delegate limits on liquidity risk to the business areas.

Nordea has a business continuity plan for liquidity management comprising the strategy for managing liquidity crises. The plan covers general sector and market crisis as well as events specific for Nordea.

The liquidity risk management focuses on short-term liquidity risk as well as long-term structural liquidity risk. To measure the exposure on both horizons a number of liquidity risk measures have been developed and are being monitored regularly.

To ensure funding in situations where Nordea is in urgent need of cash and the normal funding sources do not suffice, Nordea holds a liquidity buffer. The liquidity buffer consists of high-grade securities that can be used as collateral in funding operations.

To avoid situations of stress on the short-term funding Nordea measures the funding gap risk, which expresses the expected maximum accumulated need for raising liquidity in the course of the next 30 days. Funding gap risk is measured for each currency and as a total figure for all currencies combined.

GAP analysis Nordea 31 December 2002
Static Gap EURm

Interest Rate Fixing Period	Group balance sheet	Within 3 months	3–6 months	6–12 months	1–2 years	2–5 years	>5 years	Non Repricing	Total
Assets									
Interest bearing assets	187,588	154,741	11,548	10,773	4,618	3,886	1,625	396	187,588
Trading	9,815	9,815	0	0	0	0	0	0	9,815
Off-balance sheet items	0	875,810	8,570	7,018	3,517	4,867	2,122	0	901,904
Non interest bearing assets	52,216	0	0	0	0	0	0	52,216	52,216
Total assets	**249,619**	**1,040,365**	**20,118**	**17,791**	**8,135**	**8,753**	**3,747**	**52,613**	**1,151,522**
Liabilities and shareholders' equity									
Interest bearing liabilities	188,125	151,563	14,216	8,600	7,992	5,037	717	0	188,125
Off-balance sheet items	0	875,731	9,398	8,149	3,050	4,726	850	0	901,904
Non interest bearing liabilities	61,494	0	0	0	0	0	0	61,494	61,494
Total liabilities and shareholders' equity	**249,619**	**1,027,294**	**23,613**	**16,748**	**11,042**	**9,763**	**1,567**	**61,494**	**1,151,522**
Exposure		**13,071**	**–3,495**	**1,044**	**–2,908**	**–1,010**	**2,180**	**–8,881**	**0**
Cumulative exposure			**9,575**	**10,619**	**7,711**	**6,701**	**8,881**	**0**	**0**

The structural liquidity risk of Nordea is measured by the net balance of stable funding, which is defined as the difference between stable liabilities and stable assets. ALCO has set a target on net balance of stable funding to be positive, which means that core assets are funded with long liabilities. Stable liabilities primarily comprise retail deposits, bank deposits and bonds with a term to maturity longer than 6 months, and shareholders capital. Stable assets primarily comprise retail loans and other loans with a term to maturity longer than 6 months.

Structural Interest Income Risk

Structural Interest Income Risk (SIIR) is a type of interest risk and hence part of the market risk. SIIR is defined as the effect on net interest income in the next 12 months if market rates change by one percentage point.

SIIR reflects the mismatch that arises in the balance sheet when the interest rate repricing periods of assets, liabilities and derivatives do not correspond exactly.

The basic measures for SIIR are the static and dynamic gaps. Static gap measures the impact of one percentage point increase and decrease in market rates to net interest income for a 12 months time period assuming that no new market transactions are made during the period. The formula for calculation of dynamic gap is the same as for static gap, but the assumptions for the repricing gap used in this measure are different compared to static gap, as dynamic gap strives to take into account a more realistic customer behaviour and the decision process concerning Nordea's own rates.

Currently, a limit for SIIR exists for the static gap for increasing market rates. At the end of year the SIIR was EUR 103.6m. SIIR for decreasing market rates was EUR –181.6m. However, VaR limitation also indirectly controls the level of SIIR, especially in longer periods. As can be seen from the Gap analysis table the cumulative exposure for the next 12 months was positive. This formal way of calculating the SIIR also indicates that an increase of market rates would increase the net interest income for the next 12-month period by EUR 106.2m. The table merely reflects the Group's position on a certain day.

Hedging

Hedging activities for the Group balance sheet are centralised to and managed by Group Treasury. The main principle is to match fund all assets with liabilities with similar structure. As a compliment to cash funded matching the Group uses interest rate swaps, currency interest rate swaps and other derivatives to manage the risks. Derivatives used for hedging are, in line with accounting policies, included in the hedging reports at acquisition value.

Structural Foreign Exchange Risk

The risks arising from corporate and retail banking business in foreign currencies are centralised to Group Treasury via matched funding principles, with the exception of units which have been allocated foreign exchange limits. Hence, each company is matched into the currency of its capital and all units must finance all foreign investments in the same currency. Additionally the financed volume shall match the investment. Nordea will not hedge the underlying business if not decided otherwise.

Economic capital and the New Basel Capital Accord

Losses are inevitable in the businesses Nordea performs. During the last years Nordea have implemented an economic capital model to measure potential long-term variations of losses. The economic capital is a more sophisticated measure of the amount of capital required to cover long term losses than the regulatory capital. It is an important input in the economic profit calculations.

Nordea defines economic capital as the capital required to cover unexpected losses in the course of its business with a certain probability.

Nordea calculates economic capital for the following risk types: credit risk, market risk, life insurance risk, real-estate risk, operational risk, and business risk. The economic capital from the different risk types is aggregated to total Nordea economic capital taking diversification effects between the risk types into account.

Consistent risk measuring across the types of risk requires the use of the same statistical confidence level and measurement period. In Nordea the measurement period is set to one year and the confidence level is set to 99.97%. Nordea's total economic capital equals the amount needed to cover unexpected losses during one year in 99.97% of all possible cases.

For each of the risk types compiled into economic capital quantitative models are used to estimate the unexpected losses:

- *Credit risk* is calculated using a set of capital factors. The capital factors are developed for different products, customer segments and credit quality. The factors have been estimated using a portfolio model and have been updated and refined during 2002.

- *Market risk* is based on the Value-at-Risk (VaR) models (linear risks) and scenario simulation (non-linear risks) used in the overall risk management.

Economic capital distributed to business areas



Retail (52%)
CIB (22%)
Asset Management & Life (14%)
Treasury (5%)
Other (7%)

Economic capital distributed to risk types



Credit (62%)
Market (13%)
Business (9%)
Operational (8%)
Real estate (7%)
Life risk (1%)

Economic capital during 2002
EURm



12,000
10,000
8,000
6,000
4,000
2,000
0
2001 Q4
2002 Q1
2002 Q2
2002 Q3
2002 Q4

- The total economic capital for the Life insurance business is currently based on a benchmark set as a percentage of the minimum solvency requirement according to the third EU life directive. The *Life insurance risk* is currently calculated as a residual risk.

- *Operational risk* is calculated according to the proposed standardised approach within the New Basel Capital Accord.

- *Business risk* is currently calculated based on benchmarks set as a percentage of expenses.

- Real estate risk is calculated as a percentage of market values, where the percentage is set to capture volatility in real estate prices.

When all types of risk of the group are combined, considerable diversification effects will arise, since it is highly improbable that all unexpected losses occur at the same time. However, credit risk, market risk and real estate risk are all highly correlated with the development of the general economy and thus provide a relatively low diversification effect. The diversification effects result in that the total economic capital becomes lower than the sum of the economic capital for each risk type.

The pie charts show the relative distribution of economic capital at 31 December 2002. Total economic capital at 31 December 2002 is calculated to EUR 10.2bn. The general insurance business's economic capital is not included in the graph after the second quarter due to Nordea's divestment of the business.

The New Basel Capital Accord is planned to be in effect from 2006. This will lead to changes in risk models, processes and systems for Nordea.

During 2002 Nordea has focused on developing the credit risk measurements to be compliant with the requirements under the New Basel Capital Accord. The emphasis has been on the development of internal rating models, calibration methods, and data gathering. Nordea has also performed a cost benefit analysis measuring the cost and benefits for the different approaches in the New Basel Capital Accord. Going forward Nordea has set up a New Basel Capital Accord program with the ambition to be approved for the internal rating based approach.

Corporate governance

Corporate governance in Nordea follows generally adopted principles and is based on effective interaction between the shareholders and the Board of Directors and between the Board and the Group Executive Management (GEM). A high degree of transparency is kept in respect of the Group, based on sufficient, timely and accessible information.

Board of Directors

According to the Articles of Association of Nordea AB (publ) the Board of Directors of the company shall consist of at least six and not more than fifteen members, elected by shareholders at the Annual General Meeting. The mandate for the Board members extends over a period of two years, with half the number of Board members being elected each year.

Vesa Vainio resigned as Chairman of the Board at the Annual General Meeting 2002.

Thorleif Krarup resigned as Member of the Board and as Group Chief Executive Officer (CEO) on 25 August 2002.

The Board thereafter consists of the following members:

Hans Dalborg, chairman
Timo Peltola, vice chairman
Kjell Aamot
Dan Andersson
Edward Andersson
Harald Arnkværn
Claus Høeg Madsen
Bernt Magnusson
Jørgen Høeg Pedersen
Maija Torkko

In addition thereto the Board comprises the following members, appointed by the employees organisations:

Bertel Finskas
Liv Haug
(deputy 1 November 2002 – 30 April 2003)
Lene Haulrik
(deputy 1 May 2002 – 31 October 2002)
Kaija Roukala-Hyvärinen
(deputy 1 November 2001 – 30 April 2002)

Board members elected until the Annual General Meeting 2003 are Dan Andersson, Edward Andersson, Harald Arnkværn, Claus Høeg Madsen and Timo Peltola.

Hans Dalborg, Kjell Aamot, Bernt Magnusson, Jørgen Høeg Pedersen and Maija Torkko are elected Board members until the Annual General Meeting 2004.

The Board of Directors held 25 plenary meetings during 2002, some of which per capsulam or by telephone.

The Board of Directors annually carries out a special self assessment, through which the working order of the Board is thoroughly evaluated and discussed by the Board. An established principle in Nordea is that the members of the Board of Directors, elected by the shareholders, in addition to working in plenary meetings, shall conduct its responsibilities through separate working committees. These committees consist of independent Directors, ie Directors not employed by the Nordea Group, and the CEO (in the Audit Committee co-opted only).

Board Committees:

The Audit Committee assists the Board in fulfilling its oversight responsibilities by reviewing the external auditors comments on the Group´s annual financial statement, the systems of internal control, established by the Board, the CEO and the GEM, and the audit processes. The Committee is further responsible for the guidance and evaluation of the Internal Audit Activity. During 2002, the committee comprised Board members Harald Arnkværn (Chairman), Hans Dalborg (up to the end of the Annual General Meeting 2002), and Thorleif Krarup, (up to 25 August 2002), Claus Høeg Madsen, Timo Peltola (up to the end of the Annual General Meeting 2002) and Maija

Torkko (from the Annual General Meeting 2002). Co-opted members were Dag Andresen, Chief Audit Executive (CAE), and Lars G Nordström (from 25 August 2002).

The Credit Committee monitors adherence to the established credit policies within the Nordea Group and evaluates the overall quality of the credit portfolio. During 2002 the committee comprised Board members Vesa Vainio (Chairman up to the end of the Annual General Meeting 2002), Edward Andersson, Harald Arnkværn, Hans Dalborg (Chairman from the Annual General Meeting 2002), Thorleif Krarup (until 25 August 2002), Bernt Magnusson (from the Annual General Meeting 2002) Lars G Nordström (from 25 August 2002) and Jørgen Høeg Pedersen.

The Remuneration and Human Resources Committee is responsible for remuneration issues regarding the members of the GEM and the monitoring of the human resources management within the Nordea Group. The committee prepares and presents proposals to the Board of Directors regarding the CEO's and CAE's terms of employment. The CEO also consults with the committee regarding the terms of employment of the members of the GEM. The committee prepares alterations to salary levels for the GEM as a whole for resolution by the Board. The committee, in terms of the strategic position of the Group, also monitors human resources policies and development, management and staff incentive schemes, performance of and succession plan for the GEM, for consideration by the Board when required or deemed appropriate. During 2002 the committee comprised Board members Vesa Vainio (Chairman up to the end of the Annual General Meeting 2002), Kjell Aamot, Hans Dalborg (Chairman from the Annual General Meeting 2002), Lene Haulrik, Thorleif Krarup (until 25 August 2002), Lars G Nordström (from 25 August 2002) and Timo Peltola (from the Annual General Meeting 2002). The CEO does not participate in deliberations on his own terms of employment.

Nomination process

According to the Articles of Association of Nordea AB (publ) when electing Board of Directors, it shall be aimed at that the Board, as a whole, for its operations, possesses the requisite knowledge and experience of the civic, business and cultural conditions prevailing in the regions and market areas in which the Group´s principal operations are conducted.

In order to work out a proposal for election of Board members at the Annual General Meeting 2003 an informal nomination committee was established late 2002 after consultation with the major shareholders. The committee has consisted of Christina Ragsten Pettersson, representing the Swedish state as shareholder, Staffan Grefbäck, representing Alecta as shareholder, Lars Ole Würtz Nielsen, representing Tryg i Danmark as shareholder and Hans Dalborg in his capacity as Chairman of the Board. The nomination committee has, with the assistance of an external consultant, considered a number of potential candidates and decided to propose to the Annual General Meeting to elect Gunnel Duveblad, Birgitta Kantola and Lars G Nordström new members of the Board. Dan Andersson and Edward Andersson have declined reelection.

The informal nomination committee has further decided to propose to the Annual General Meeting to decide upon establishment of a nomination committee for the purpose of working out proposals for election of future Board members and auditors and for their remuneration.

Auditor

According to the Articles of Association of Nordea AB (publ) one or two auditors shall be elected by the General Meeting of shareholders for a term of four years. At the Annual General Meeting 1999 KPMG Bohlins AB was elected auditor for a period up to the end of the Annual General Meeting 2003. Accordingly, election of one or two auditors for another term of four years is to be made at the Annual General Meeting 2003.

The Board of Directors during 2002 therefore decided to carry out a tender process for Financial Audit Services for this period.

The Audit Committee of the Board of Directors has been responsible for the tender process. In order to comply with best practice in this matter, the Audit Committee has applied a recently issued Practice Advisory from The Institute of Internal Auditors, Inc as a model for the tender process.

To ensure that the tender process should be independent of line management, the Board of Directors decided to set up a separate project charged with the responsibility of preparing the tender documentation, evaluating the resulting bids and making a recommendation to the Board. The Audit Tender Project Steering Committee has consisted of the Audit Committee members, the CEO, the Chief Financial Officer and the CAE.

After due evaluation of the offers tendered the Board of Directors has decided to recommend to the Annual General Meeting to elect KPMG Bohlins AB auditor for a period of four years.

4 year overview

Key financial figures

Operational income statement EURm

	2002	2001	2000[1,2]	Pro forma 1999
Net interest income	3,451	3,465	2,838	2,755
Commission income	1,535	1,432	1,454	1,164
Trading	530	543	415	243
Other	154	165	134	378
Income	**5,670**	**5,605**	**4,841**	**4,540**
Personnel expenses	−2,086	−1,878	−1,579	−1,456
Other expenses	−1,659	−1,511	−1,274	−1,278
Expenses	**−3,745**	**−3,389**	**−2,853**	**−2,734**
Profit before loan losses	**1,925**	**2,216**	**1,988**	**1,806**
Loan losses	−261	−373	−79	−91
Profit from companies accounted for under the equity method	52	95	62	117
Profit before investment earnings and insurance	**1,716**	**1,938**	**1,971**	**1,832**
Investment earnings, banking	122	172	431	
Operating profit, Life Insurance	2	−17	73	124
Operating profit, General Insurance	−122	−18	53	172
Goodwill amortisation	−171	−147	−93	−39
Operating profit	**1,547**	**1,928**	**2,435**	**2,089**
Loss on disposal of real estate holdings	–	–	−40	−145
Allocation to/from Pension Foundation	−255	–	32	65
Taxes	−405	−360	−691	−346
Minority interests	0	0	−3	−2
Net profit	**887**	**1,568**	**1,733**	**1,661**

Ratios and key figures

	2002	2001	2000
Earnings per share, EUR	0.30	0.53	0.58
Share price[3], EUR	4.20	5.97	8.10
Shareholders' equity per share[3], EUR	4.06	4.00	3.74
Shares outstanding[4], million	2,928	2,965	2,982
Return on equity, %	7.5	13.8	16.1
Return on equity excl goodwill[5], %	11.3	19.2	19.4
Lending[3], EURbn	146	138	129
Deposits[3], EURbn	92	86	79
Shareholders' equity[3], EURbn	12	12	11
Total assets[3], EURbn	250	242	224
Assets under management[3], EURbn	96	105	105
Cost/income ratio, banking[5], %	64	58	54
Cost/income ratio, excluding investment earnings, %	65	59	58
Tier 1 capital ratio[3], %	7.1	7.3	6.8
Total capital ratio[3], %	9.9	9.1	9.4
Risk-weighted assets[3], EURbn	135	136	132

1 Incl Unidanmark Q1 pro forma.
2 Profit 2000 excl Nordea Bank Norway (formerly Christiania Bank og Kreditkasse).
3 End of period, incl Nordea Bank Norway from Q4 2000.
4 Average number of shares Jan–Dec 2002 after full dilution until September was 2,955 million.
5 See Business definitions page 65.

Quarterly overview

Quarterly development EURm

	Note	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net interest income		885	874	855	837	852	856	885	872
Commission income	1	388	371	396	380	379	322	370	361
Trading		130	127	137	136	128	131	128	156
Other		54	34	37	29	37	36	56	36
Total income		**1,457**	**1,406**	**1,425**	**1,382**	**1,396**	**1,345**	**1,439**	**1,425**
Personnel expenses		–545	–521	–514	–506	–482	–467	–462	–467
Other expenses		–448	–404	–408	–399	–419	–354	–380	–358
Total expenses	**2**	**–993**	**–925**	**–922**	**–905**	**–901**	**–821**	**–842**	**–825**
Profit before loan losses		**464**	**481**	**503**	**477**	**495**	**524**	**597**	**600**
Loan losses, net		–76	–66	–56	–63	–56	–213	–59	–45
Equity method		16	4	17	15	35	29	20	11
Profit before investment earnings and insurance		**404**	**419**	**464**	**429**	**474**	**340**	**558**	**566**
Investment earnings, banking		41	39	31	11	28	–4	78	70
Operating profit, life insurance		44	–13	–26	–3	4	–49	42	–14
Operating profit, general insurance		0	–4	–87	–31	1	–24	36	–31
Goodwill amortisation		–43	–42	–44	–42	–39	–35	–37	–36
Operating profit		**446**	**399**	**338**	**364**	**468**	**228**	**677**	**555**
Allocation from/to Pension Foundation		17	–120	–152	–	–	–	–	–
Taxes		–140	–86	–79	–100	55	–65	–193	–157
Minority interests		0	0	0	0	0	2	–1	–1
Net profit		**323**	**193**	**107**	**264**	**523**	**165**	**483**	**397**
EPS		0.10	0.07	0.04	0.09	0.18	0.06	0.16	0.13
EPS, rolling 12 months up to period end		0.30	0.38	0.37	0.49	0.53	0.46	0.54	0.54

Note 1 Commission income

	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Brokerage	35	38	46	55	76	56	60	79
Asset Management/Investment funds	108	101	115	126	115	104	116	113
Issue of securities	7	6	5	4	9	7	20	10
Lending	95	86	91	87	84	84	91	75
Deposits and payments	195	189	183	157	139	130	127	129
Foreign exchange	15	11	10	8	8	9	8	12
Other	39	33	35	26	33	14	27	20
Commission expenses	–88	–85	–83	–77	–79	–77	–73	–73
Net commission income	406	379	402	386	385	327	376	365
Of which investment activities	–18	–8	–6	–6	–6	–5	–6	–4
Commission income	**388**	**371**	**396**	**380**	**379**	**322**	**370**	**361**

Note 2 Expenses

	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Personnel[1]	547	523	515	507	484	469	464	468
Information technology[2]	136	111	113	103	107	94	93	85
Marketing	34	21	36	23	34	20	20	25
Postage, telephone and office expenses	62	50	52	60	54	45	46	45
Rents, premises and real estate expenses	89	79	74	71	81	72	90	71
Other	130	146	134	144	145	125	131	134
Expenses	998	930	924	908	905	825	844	828
Of which investment activities[3]	–5	–5	–2	–3	–4	–4	–2	–3
Expenses	**993**	**925**	**922**	**905**	**901**	**821**	**842**	**825**

1 Profit-related personnel expenses incl profit-sharing system were EUR 79m in 2002 (full year 2001 EUR 115m).
2 Refers to computer operations, service expenses and consulting fees. Total IT-related costs, incl personnel etc (excluding IT expenses in insurance operations) were EUR 758m, in 2002 (full year 2001 EUR 709m).
3 Including personnel expenses (Q4 2002 2m).

Statutory Income statement

	Note	EURm 2002	EURm 2001
Operating income			
Interest income	1	10,382	11,308
Interest expenses	1	–6,628	–7,620
Net interest income	1	3,754	3,688
Dividends received	2	36	49
Net commission income	3	1,573	1,453
Net result from financial operations	4	253	349
Other income	5	190	250
Total operating income		**5,806**	**5,789**
Operating expenses			
General administrative expenses			
Personnel expenses	6	–2,065	–1,912
Other administrative expenses	7	–1,481	–1,341
Depreciation and write-down of tangible and intangible fixed assets	8	–330	–290
Total operating expenses		**–3,876**	**–3,543**
Profit before loan losses		**1,930**	**2,246**
Loan losses, net	9	–250	–362
Change in value of property taken over for protection of claims	10	–11	–11
Profit from companies accounted for under the equity method	11	52	95
Operating profit, banking		**1,721**	**1,968**
Operating profit, insurance	12	**–148**	**–67**
Operating profit		**1,573**	**1,901**
Pension adjustments	13	–281	27
Tax on profit for the year	14	–405	–360
Minority interests		0	0
Net profit for the year		**887**	**1,568**
Earnings per share, EUR		0.30	0.53
Earnings per share, after full dilution, EUR		0.30	0.53

Balance sheet

	Note	EURm 31 Dec 2002	EURm 31 Dec 2001
Assets			
Cash and balances at central banks	15	4,624	3,039
Treasury bills and other eligible bills	16	5,514	7,894
Loans and advances to credit institutions	17	23,496	21,370
Lending	18	145,740	137,570
Bonds and other interest-bearing securities	21	22,652	25,387
Shares and participations	23	596	824
Investments, customers bearing the risk	24	2,909	3,359
Shares in associated undertakings	25	527	458
Shares in group undertakings	26	11	20
Intangible assets	27	2,427	2,551
Tangible assets	28	1,874	1,986
Prepaid expenses and accrued income	29	1,872	2,002
Other assets, banking	30	15,843	11,449
Assets, insurance	31		
– Investments		17,469	19,283
– Investments, policyholders bearing the risk		2,964	2,856
– Other assets		1,101	1,501
Total assets		**249,619**	**241,549**
Assets pledged for own liabilities	32	9,942	10,839
Liabilities and shareholders' equity			
Deposits by credit institutions	33	25,962	30,243
Deposits	34	91,663	86,396
Other borrowings from the public	35	2,514	4,686
Debt securities in issue	36	61,858	61,175
Other liabilities, banking	37	26,130	15,707
Liabilities, insurance	31		
– Subordinated liabilities		–	259
– Technical provisions		16,872	18,453
– Technical provisions, policyholders bearing the investment risk		2,963	2,856
– Other liabilities		383	737
Accrued expenses and prepaid income	38	2,247	2,035
Provisions	39	992	1,219
Subordinated liabilities	40	6,128	5,927
Minority interests		10	37
Total liabilities		**237,722**	**229,730**
Shareholders' equity	**41**		
Share capital		1,183	1,182
Share premium account		4,284	4,271
Other restricted reserves		589	598
Unrestricted reserves		4,954	4,200
Net profit for the year		887	1,568
Total shareholders' equity		**11,897**	**11,819**
Total liabilities and shareholders' equity		**249,619**	**241,549**
Contingent liabilities	42	15,576	14,695
Commitments	43	1,136,142	901,812

Other notes	
Impaired loans	19
Property taken over for protection of claims	20
Total holdings of interest-bearing securities	22
Capital adequacy	44
Derivatives	45
Assets and liabilities at fair value	46
Assets and liabilities in foreign currencies	47
Geographical distribution of operating income	48
Unconsolidated group undertaking	49
Nordisk Renting AB (publ)	50
The Nordea share	51

Cash flow statement

	EURm 2002	EURm 2001
Ordinary business		
Operating profit after pension adjustments	1,292	1,928
Adjustments for items not included in cash flow	543	220
Income taxes paid	–293	–361
Change in ordinary business assets		
Change in debt securities eligible for refinancing with central banks	3,623	–9,455
Change in loans to credit institutions	–3,550	1,768
Change in loans to the public	–8,316	–9,204
Change in shares and participations	169	147
Change in other assets	–2,092	–2,660
Change in ordinary business liabilities		
Change in loans from credit institutions	–4,281	1,434
Change in deposits and other borrowings from the public	6,333	7,033
Change in other liablilites	5,129	4,434
Cash flow from ordinary business	**–1,443**	**–4,716**
Investment operations		
Change in shares and participations in subsidiaries and associated companies	–40	–43
Change in other financial fixed assets	1,536	4,128
Net change in tangible assets	–60	–8
Net change in intangible assets	–34	–144
Cash flow from investment operations	**1,402**	**3,933**
Financial operations		
Change in debt instruments outstanding	850	4,599
Change in subordinated debt and capital loans	34	–451
Dividends	–682	–675
Other	–	–198
Cash flow from financial operations	**202**	**3,275**
Cash flow for the year[1]	**161**	**2,492**
Liquid assets at the beginning of the year	8,323	5,831
Liquid assets at the end of the year	8,484	8,323
Change	**161**	**2,492**

Additional information		
Liquid assets include		
Cash and balances at central banks	4,624	3,039
Loans to credit institutions, payable on demand	3,860	5,284
	8,484	**8,323**
Interest payments received	7,648	11,812
Interest expenses paid	4,792	8,092

[1] Of which		
Acquisition of Postgirot Bank AB (publ)	–	–449
Increase in cash	–	1
Sale of General Insurance, increase in cash, net	102	–

Accounting principles

The Group's Annual Report has been prepared in accordance with the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies, the regulations of the Swedish Financial Supervisory Authority and the recommendations of the Swedish Financial Standards Council.

According to the Swedish Financial Standards Council recommendation 19 (RR 19) a business under divestment should be disclosed in the way that supports a view as clear as possible to the reader of the financial report of the effects on the rest of the business. The Group has disclosed the divestment of General Insurance in the profit and loss statement on a single line showing the total effect on the Group. The cash flow relating to the divestment of the business is showed in the cash flow statement.

Loss on disposal / write-down of real estate holdings is reported as a separate item after operating profit, which is in accordance with the practice established when the former MeritaNordbanken Group was formed. This more clearly illustrates the effects of the decision in December 1998 to divest the Group's Finnish property portfolio at a more rapid pace. This accounting principle can be interpreted as an exception to the RR4 recommendation of the Swedish Financial Accounting Standards Council.

Changed accounting principles

With effect from 1 January 2002 reporting has been adapted to the amended valuation and information rules stipulated by the Financial Supervisory Authority regarding loan claims. Through the acquisition of Nordea Bank Norway (December 2000), a general provision for loan losses was introduced in the Nordea Group. The provision refers to loans not yet identified as impaired. At the end of 2001 the general provision amounted to EUR 235m of which EUR 36m remained from the general provision made in the third quarter of 2001 (EUR 100m). After analysing and defining Nordea's loan loss reserves during the first quarter 2002 according to the new rules, the reserves at the end of 2001 (EUR 2,259m) (excluding transfer risks EUR 155m) were reclassified as follows:

EURm	
Specific	1,803
Appraised by category	92
General	364
Total	**2,259**

An adjustment has been made to the recommendations of the Swedish Financial Accounting Standards Council, which came into effect in the year 2002. Neither of these recommendations has in any way influenced the financial reporting. In other respects, the accounting principles and the bases for assessment are unchanged compared with the annual report 2001.

Consolidated financial statements

The consolidated financial statements have been prepared in accordance with recommendations from the Swedish Financial Accounting Standards Council and include the parent company Nordea AB (publ) (Nordea), and those companies in which the parent company has more than 50% of the voting rights. Holdings in Finnish associated undertakings that constitute mutual property companies with separate property holdings and Nordea Life Assurance I Sweden AB, which operates according to mutual principles, are not included in the consolidated financial statements.

The consolidation of Nordea Bank Finland (NBF) Group (the former Nordea Companies Finland) with Nordea has been made in accordance with the pooling method. This means in principle that the companies' assets and liabilities have been combined without any other adjustment than coordination of accounting principles, and no goodwill arises. With this exception the consolidated financial statements have been prepared in accordance with the acquisition accounting method.

The equity method of accounting is used in the case of subsidiaries that are not credit institutions, securities companies or insurance companies, or whose operations are not linked to a company in one of these categories, and in the case of associated undertakings, where the share of voting rights is between 20% and 50%. The holding in Nordisk Renting AB (publ) is accounted for under the equity method due to the temporary holding.

Companies taken over to protect claims are not included in the consolidated accounts.

The earnings of acquired companies are included in the consolidated income statement only for the part of the year each respective company belonged to the Group. The earnings of divested companies are not included in the consolidated income statement.

With effect from April 2000 Nordea acquired the shares in Nordea Companies Denmark (NCD) A/S (the former Unidanmark A/S). The shares of Nordea Bank Norge ASA (NBN, the former Christiania Bank og Kredit-kasse ASA) were acquired at the end of 2000 by the wholly owned subsidiary of Nordea, NBF. The activities of the NCD Group have been consolidated into the net profit as from 1 April 2000, yet with a gross consolidation into the operating profit for the whole of 2000. The activities of NBN have been consolidated as from 31 December 2000 including only the assets and liabilities at year-end. The consolidation has been prepared line by line fully for the banking subgroup and more simplified for the insurance subgroup.

The consolidated financial statements have been prepared in euro (EUR). The current method is used when translating the financial statements of subsidiaries into euro. This means that the assets and liabilities of subsidiaries have been translated at the year-end exchange rate, while items in income statements have been translated at the average exchange rate for the year. Translation differences are charged or credited directly to the shareholders' equity of the Group.

Reporting of business transactions

Business transactions are reported at the time that risks and rewards are transferred between the parties. This means that trade date accounting is applied for transactions in the money and bond markets, and in the stock market and currency market. Deposit and lending transactions, including repurchase agreements, are reported on the settlement date.

Assets and liabilities are in most cases reported in gross amounts. The netting of assets and liabilities is used, however, if a statutory right to offset the commitments exists and settlement occurs simultaneously.

Receivables and payables arising from the sale and purchase of securities are also reported net in those cases where the transaction is settled through a clearing house.

Leasing
The Group's leasing operations mainly comprise financial leasing. In reporting financial leasing transactions, the leasing item is reported as lending to the lessee. Lease payments net of depreciation are reported as interest income.

Repos and other repurchase agreements
A genuine repurchase transaction is defined as an agreement covering both the sale of an asset, usually interest-bearing securities, and the subsequent repurchase of the asset at an agreed price. Such agreements are reported as loan transactions rather than influencing securities holdings. The assets are reported in the balance sheet of the transferring party and the purchase price received is posted as a liability (repo). The receiving party reports the payment as a receivable due from the transferring party (reverse repo). The difference between the purchase consideration in the spot market and the futures market is accrued over the term of the agreement. Assets transferred in repurchase transactions are reported under the item Assets pledged for own liabilities.

Financial fixed assets
Loan receivables and securities holdings for which there is an intent and ability to hold until maturity constitute financial fixed assets. All of Nordea's loan receivables are in this category. They are reported in the balance sheet at their acquisition value after deduction for incurred and possible loan losses and provision for country risks. See also the section on impaired loans and loan losses.

Securities classified as financial fixed assets include shares held for strategic business purposes as well as certain interest-bearing securities that are specified from the date of acquisition and managed in a separate portfolio. These securities are carried at acquisition value/amortised cost after consideration of any permanent diminutions in fair value.

Reclassification of securities between financial fixed assets and financial current assets is allowed only under limited circumstances. If any such reclassifications are made, the effect on earnings is disclosed in the notes to the financial statements.

Financial current assets
Securities not applying with the above mentioned criteria's are reported as financial current assets. All securities and derivatives that are actively managed are valued at fair value, with the exception of such financial instruments that have been treated as hedge items (see "Hedge accounting" below). This category includes almost all interest-bearing securities as well as equity securities included in the trading operations.

The acquisition value of interest rate instruments is calculated as the present value of future payment flows discounted on the basis on the effective acquisition yield. It is the interest rate at which the instrument was acquired on. The net present value change depending on the markets rates but will at the maturity date be equal to the instrument's nominal value plus coupon. Thus any premium or discount is amortised or accreted into interest income over the remaining term of the instrument. The acquisition value of outstanding debt instruments is calculated/disclosed according to the same policy.

Interest income and expenses related to interest-rate swaps not accounted for as hedges are reported under the item Net result from financial operations.

Derivative instruments with positive fair value are reported in the balance sheet as "Other assets", while derivatives with negative fair value are reported as "Other liabilities". Accrued interest income and expenses pertaining to interest-rate swaps that are accounted for as hedges are disclosed in the same way.

Immediate profit/loss recognition in connection with early debt redemption
The Group applies immediate recognition of income gains and losses in connection with early redemption of debt, that is purchase of its own securities. These realised income items – the difference between replacement cost and the book value of the debt redeemed – reflect price changes that have already occurred in the market. The results are reported separately in the item Net result from financial operations.

A subsequent sale of acquired bonds is treated as though the bonds had been newly issued. Debt redemption is reported only in the consolidated financial statements, and is not applied to trading or hedging transactions. The immediate income recognition has the effect of eliminating future amortisation in net interest income of the difference between the nominal and acquisition value of the asset and liability items in question.

Hedge accounting

Deferral hedge accounting is applied to hedge holdings of financial instruments which are not valued at fair value. The hedging and hedged positions are reported without taking into account changes in values provided that changes in fair value for the hedging and the hedged positions essentially offset each other in terms of the amounts involved. If additional unrealised losses arise, they are reported immediately in the balance sheet and the income statement.

Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate, corresponding to the average of official buying and selling rates. The parent company's foreign currency liabilities that are related to the hedging of shares in subsidiaries are valued at the historical rate of exchange in the parent company. Forward positions in foreign currencies are valued at the current rate for forward contracts with the equivalent remaining maturity.

When currency-related derivative instruments are used for currency hedging, the currency hedging and the corresponding protected item are translated at the year-end rate.

Credit portfolio

Evaluation of loan obligations, which comprise fixed assets

Loan claims are initially reported in the balance sheet at acquisition value, ie the loan amount granted to the borrower with an additional charge for direct transaction costs. Thereafter, the loan claims are reported on an ongoing basis at acquisition value after deductions for writedowns and, specific and groupwise provisions for loan losses.

Definition of impaired loans

A impaired loan is a claim for which it is probable that payment will not be made in accordance with the contractual terms of the loan. A loan obligation must not be considered doubtful if it is secured by a satisfactory margin that covers both the principal and interest charges, including where applicable compensation for delays.

Restructured loan obligations and reclassified impaired loans

A loan is restructured when the creditor has granted the borrower interest deferments because of deterioration of the borrower's financial situation, or if the borrower suffers other financial problems. A portion of the original loan amount, which the creditor defers in connection with the restructuring, constitutes an incurred loan loss.

Incurred losses (charge-offs) are losses where it is deemed that the loan amount will not be paid by the borrower and / or through the realisation of pledge agreements or guarantee commitments.

Evaluation of impaired loans

Impaired loans are evaluated according to the assessed recovery value. They are evaluated when a recovery is not realistic.

The recovery value is calculated according to one of the following methods:

- The discounted value of the estimated cash flow from the borrower
- The estimated real value of the collateral that is pledged as security for the loan and / or the real value of guarantee commitments.
- The market value identified for the loan claim.

When a claim is classified as doubtful, it is transferred to cash-based interest accounting. Accrued interest income is thus no longer included in earnings, and amounts related to earlier accruals are reversed. Accrued interest carried over from the previous year is reported as a loan loss.

For such impaired loan receivables as are valued according to the aggregate discounted value of expected future cash flow, the change in recovery value is reported as interest, if the assessment of the payments that are expected to be incoming is unchanged between two dates when assessments are made, if however the value of this change must be reported as a loan loss, or as recovery.

Reclassification of impaired loan receivables to normal receivables

Loan receivables are judged to be normal receivables when the contractual amounts for amortisation and interest are paid on time.

Transfer risk

Transfer risk relates to such political events or other exogenous factors that may result in various forms of hindrance that may impede the transfer of payments under contract to the payment country specified by the creditor.

Provisions for loan losses related to country risks are made on the basis of country risk estimates presented by EIU (The Economist Intelligence Unit, London). Transfer risk is assessed individually for each country, based on the size of the outstanding loan receivable that is exposed to transfer risk. A provision for transfer risk is reported as a reduction of the book value of the loan receivable.

Groupwise provisions of individual loan receivables
For groups of loan receivables, where it is deemed probable that loans losses will be incurred, but where the individual loan receivable within the group cannot yet be identified, a provision must be made in respect of the entire group of loan receivables.

Groupwise evaluation of loan receivables with similar credit risk
Homogenous groups of receivables with limited value and similar credit risk are evaluated groupwise. The evaluation is based on the experience of incurred loan losses and the assessment of the probable loss trend for the group in question. The principle for division into groups is documented according to previous loan losses, assessment of future development and the basis applied for assessment.

Property taken over for protection of claims
The Group may take over pledged property to protect claims or may receive property as payment for claims. This property must be divested as soon as possible, and not later than the date when this can take place without loss to the Group.

Property taken over is specified in a note to the balance sheet. These assets are valued at the lower of cost and fair value of the property. In the case of real estate that has been taken over, the fair value consists of a conservatively appraised market value less selling costs.

Intangible and tangible fixed assets
These assets are reported at their acquisition value less depreciation according to plan. The depreciation according to plan takes into account the estimated life of the asset. If it is deemed likely that the fair value will consistently be less than the book value, the value is written down as required.

Goodwill
Due to its fundamental and strategic background goodwill arising in 2000 on the acquisition of NCD and NBN is amortised over 20 years. Other goodwill is amortised over 5 or 10 years.

Equipment
Equipment is depreciated on a straight-line basis. Software acquired as an integrated part of the equipment is depreciated as a part of the equipment. Computer software licenses recognised as assets are amortised over 3 years using the straight-line method.

Buildings
Buildings (except buildings concerning the insurance activities) are depreciated on a straight-line basis over a maximum period of 75 years. Depreciation of excess values of buildings is calculated at varying percentage rates, based on the remaining depreciation period for the building in question.

Own shares
Own shares are not accounted for as an asset. An acquisition of own shares is entered as a deduction from the equity.

Pension costs
The operating profit includes pension costs, which comprise premiums and fees to insurance companies and pension funds which have assumed part of the Group's pension commitments, and actuarial pension costs in respect of that part of the commitments which is guaranteed by a pension foundation. In the item Pension adjustments the actuarial pension costs are reversed, and pension benefits paid are recognised together with any contributions made to or received from pension foundations.

Pension costs are recognised in the profit and loss statement according to local rules.

Taxation
Tax on the year's taxable income and the movements in provisions for deferred tax (including tax assets) are charged to the income statement. The tax is calculated per country using the local rules and tax rates.

Life insurance activities
Premiums written represent regular premiums and single premiums due for the year.

Expenses relating to acquiring and renewing the insurance portfolio are charged to the income statement at the time of writing the business. Administration expenses, including salaries, taxes etc, are stated on an accrual basis to match the financial year.

Investments are marked to market. In traditional life insurance (involving investments in respect of which the policyholders do not bear the investment risk) in Norway, bonds hold to maturity are stated at cost adjusted for value changes in line with reductions in time to maturity (mathematical value).

Technical provisions are calculated by the chief actuary. The provisions cover all liabilities in respect of the life insurance portfolio, including bonuses, which have been allocated to the policyholders.

Bonus equalization provisions represent amounts provided to equalize future bonus payments.

Technical provisions for policies for which policyholders bear the investment risk represent life insurance provisions relating to unit-linked policies written without an investment guarantee.

Notes to the financial statements

Note 1:
Interest income and interest expenses

	EURm 2002	EURm 2001
Interest income		
Loans and advances to credit institutions	846	1,004
Lending	8,296	8,674
Interest-bearing securities		
Current assets	1,127	1,359
Financial fixed assets	63	141
Other	50	130
Total interest income	**10,382**	**11,308**
Interest expenses		
Deposits by credit institutions	908	1,328
Deposits	2,628	2,851
Debt securities in issue	2,572	2,916
Subordinated liabilities	203	348
Other	317	177
Total interest expenses	**6,628**	**7,620**
Net interest income	**3,754**	**3,688**

Average balance and interest rate

	2002		2001	
	EURm	Interest %	EURm	Interest %
Assets, banking				
Loans and advances to credit institutions	26,388	3.2	23,668	4.2
Lending	144,160	5.8	132,008	6.6
Interest-bearing securities	30,556	3.9	30,783	4.9
Other interest-bearing assets	11,516	0.4	9,552	1.4
Total interest-bearing assets	212,620	4.9	196,011	5.8
Non-interest-bearing assets	14,755	–	13,746	–
Total assets, banking	**227,375**	**4.6**	**209,757**	**5.4**

	2002		2001	
	EURm	Interest %	EURm	Interest %
Liabilities, banking and shareholders' equity				
Deposits by credit institutions	29,599	3.1	32,469	4.1
Deposits and other borrowings from the public	91,548	2.9	81,867	3.5
Debt securities in issue	63,561	4.0	57,879	5.0
Subordinated liabilities	6,096	3.3	6,499	5.4
Other interest-bearing liabilities	12,062	2.6	8,699	2.0
Total interest-bearing liabilities	202,866	3.3	187,413	4.1
Non-interest-bearing liabilities	13,177	–	11,012	–
Total liabilities, banking	**216,043**	**3.1**	**198,425**	**3.8**
Shareholders' equity	11,332		11,332	
Total liabilities, banking and shareholders' equity	**227,375**	**2.9**	**209,757**	**3.6**
Overall interest margin, %		**1.7**		**1.8**

Note 2:
Dividends received

	EURm 2002	EURm 2001
Shares and participations	36	49
Total	**36**	**49**

Note 3:
Net commission income

	EURm 2002	EURm 2001
Commission income		
Payments	594	425
Lending	290	254
Deposits	131	101
Guarantees	82	79
Securities	645	765
Other commission income	164	131
Total commission income	**1,906**	**1,755**
Commission expenses		
Payment transmission	163	154
Securities	76	76
Other commission expenses	94	72
Total commission expenses	**333**	**302**
Net commission income	**1,573**	**1,453**

Note 4:
Net result from financial operations

	EURm 2002	EURm 2001
Realised gains/losses		
Shares/participations and other share-related instruments	26	17
Interest-bearing securities and other interest-related instruments	–9	71
	17	**88**
Unrealised gains/losses		
Shares/participations and other share-related instruments	–40	42
Interest-bearing securities and other interest-related instruments	42	35
	2	**77**
Other	10	2
Foreign exchange gains/losses	224	182
Total	**253**	**349**[1]

[1] Including gain of reclassification of financial fixed assets EUR 68m.

Note 5:
Other income

	EURm 2002	EURm 2001
Divestment of shares and participations	0	63
Divestment of real estate/shares	19	25
Income from real estate	69	74
Other	102	88
Total	**190**	**250**

Note 6:
Personnel expenses

	EURm 2002	EURm 2001
Salaries and remuneration (specification below)	1,540	1,408
Pension costs (specification below)	203	183
Social insurance contributions	242	223
Allocation to profit-sharing foundation	–	30
Other personnel expenses	80	68
Total	**2,065**	**1,912**
Salaries and remuneration:		
To Boards of Directors and senior executives	12	10
To other employees	1,528	1,398
Total	**1,540**	**1,408**
Pension costs:		
Actuarial pension costs	26	23
Pension premiums	177	160
Total	**203**	**183**

Actuarial pension costs include an increment for special wage tax. Actual tax paid is reported among appropriations, under the item "Pension adjustments".

The total pension costs for the year with regard to Board members and Group Executive Management amounted to EUR 3.5m. Total pension obligations regarding the above amount to EUR 20.4m, of which EUR 7.2m is pertaining to the previous and present CEO, EUR 8.0m to Group Executive Management and EUR 5.2m to Board members.

Remuneration to Board of Directors
The Chairman of the Board up to the AGM 2002, Vesa Vainio, received a fee of EUR 49,120. For working within the Nordea Group Vesa Vainio received remuneration amounting to EUR 738,114. Moreover, he had a car benefit. In respect of his former function as CEO of Merita, there is a pension obligation. Vesa Vainio is entitled to a pension amounting to 60% of the pensionable salary for his lifetime.

Hans Dalborg, Vice Chairman up to the AGM 2002 and thereafter Chairman, received a fee of EUR 188,311.

In respect of his former function as CEO of Nordea he receives a pension equal to 75% of his pensionable salary until the age of 65 and thereafter a maximum of 65% of 180 base amounts (in Sweden) and 32.5% of the remaining part of pensionable salary.

Timo Peltola, Vice Chairman after the AGM 2002 received a fee of EUR 73,018.

Remuneration to Group Executive Management
The salary terms for the Group CEO are proposed by the Human Resources Committee and approved by the Board of Directors. The Group CEO following consultation with the Human Resources Committee determines the salary terms for other members of Group Executive Management.

The Group CEO, Thorleif Krarup, up to 25 August 2002 was paid a salary of EUR 741,245 of which EUR 98,485 was performance-based salary pertaining to 2001. He also had car and housing benefits. In respect of his former function as CEO of Nordea, there is a pension obligation.

The Group CEO, Lars G Nordström, from 25 August 2002 was paid a salary of EUR 236,722. He also had car and housing benefits. Performance-based salary which is based on agreed, specific targets can be a maximum of 35% of the basic salary. Performance-based salaries for 2002 will be determined in March 2003.

Salaries totalling EUR 3.4m, of which EUR 0.5m was performance-based salary pertaining to 2001, were paid to the other members of Group Executive Management. Performance-based salary which is based on agreed, specific targets, can be a maximum of 35% of the basic salary. Performance-based salaries for 2002 will be determined in March 2003. These executives had car and, in some cases, housing benefits.

In accordance with their employment contracts, Finnish, Norweigan and Swedish executives are entitled to six months' salary during the notice period before termination, and with regard to severance pay, this may not total more than 18 months' salary and must be reduced by the salary amount that the executive receives as a result of any other employment during those 18 months. For the Danish executives the notice pay is 12 months and the severance pay is 12 months if they are not employed in competing firms.

Finnish, Norwegian and Swedish executives are entitled to retire with a pension at the age of 60 and Danish executives at the age of 62. For Swedish members of Group Executive Management, including the Group CEO, a pension amounting to 70% of the pensionable income is paid up to age 65. Thereafter the pension is paid in accordance with the occupational pension plan. The Finnish members of Group Executive Management receive 60% of their pensionable income for their lifetime. The Danish members of Group Executive Management receive 50% of the salary for their lifetime and Norwegian members of Group Executive Management receive 70% of the salary for their lifetime. Fixed salary is the pensionable income for all executives. For Finnish executives the performance-based salary is also included and for Swedish executives performance-based salary is partly included.

Loans to Board and Group Executive Management
Loans to Group Executive Management and Board members amounted to EUR 1.8m (EUR 1.7m) at the end of the year.

Synthetic Share Programme
In 2000 the Board decided to introduce an incentive programme for around 300 members of the Group's top management.

In line with the overall equity market Nordea share price performance has been weak and total shareholder return fell short of the threshold level of +15% set in the synthetic share programme. Therefore there will not be any pay-out based on the programme.

Average number of employees in the Group

Full-time equivalents	2002	2001	2002 Male	2002 Female
Denmark	11,551	12,305	5,491	6,060
Finland	10,474	10,761	1,964	8,510
Sweden	8,724	6,930	3,317	5,407
Norway	4,933	6,098	2,499	2,434
Poland	735	582	246	489
Luxembourg	291	290	191	100
Estonia	142	129	34	108
Latvia	117	106	45	72
United States	120	115	77	43
United Kingdom	99	116	65	34
Lithuania	49	47	19	30
Singapore	48	37	10	38
Germany	39	39	21	18
Total average	**37,322**	**37,555**	**13,979**	**23,343**
Of whom,				
women	23,343	23,772		
men	13,979	13,783		
Of whom: outside Sweden	28,598	30,625		
Total, end of period	37,562	42,017		

Salaries and remuneration per country

	Board of Directors and senior executives	Other employees
Denmark	3	483
Finland	4	348
Sweden	4	368
Norway	0	231
Poland	0	11
Luxembourg	1	28
Estonia	0	4
Latvia	0	2
United States	0	24
United Kingdom	0	22
Lithuania	0	1
Singapore	0	3
Germany	0	3
Total	**12**	**1,528**

Note 7:

Other administrative expenses

	EURm 2002	EURm 2001
Information technology [1]	463	378
Marketing	114	101
Postage and telephone	145	120
Other administrative expenses [2]	312	323
Compensation to Sweden Post	35	39
Rents	198	167
Real estate expenses	80	118
Sundry expenses	134	95
Total	**1,481**	**1,341**

[1] Refers to computer operations, service and maintenance expenses and consultant fees. Total IT cost (excluding IT expenses in insurance operations) amounted to EUR 758m (EUR 709m).
[2] Including fees and remuneration to auditors with distribution as follows.

	EURm 2002	EURm 2001
KPMG		
Auditing assignments	3	2
Other assignments incl audit related services	3	2
PriceWaterhouseCoopers		
Auditing assignments	1	1
Other assignments incl audit related services	0	1
Deloitte & Touche		
Auditing assignments	1	0
Other assignments incl audit related services	1	1
Total	9	7

Note 8:

Depreciation and write-down of tangible and intangible fixed assets

	EURm 2002	EURm 2001
Tangible fixed assets		
Furniture, fixtures and equipment	147	140
Buildings	24	29
Intangible fixed assets		
Group goodwill		
Nordea Bank Danmark A/S	27	27
Nordea Bank Norge ASA	66	62
Postgirot Bank AB (publ)	23	2
Kansallisbank	13	13
LG Petro Bank S.A.	2	–
Insurance companies	28	32
Other group goodwill	15	11
Other intangible assets	16	7
Total depreciation	**361**	**323**
of which goodwill in insurance activities	–28	–32
of which goodwill in profit from companies accounted for under the equity method	–3	–1
Total	**330**	**290**

Note 9:

Loan losses, net

	EURm 2002	EURm 2001
Lending		
Write-downs	740	1,015
Recoveries	–490	–653
Total	**250**	**362**

Specifications

Individually appraised receivables		
Losses incurred during the year	515	532
Amount of previous provisions used during the year	–439	–448
The year's provisions for probable loan losses	613	845
Recovery of previously incurred losses	–100	–108
Reversal of previous provisions	–307	–489
The year's costs for individually appraised receivables, net	**282**	**332**
Receivables appraised by category		
Write-downs on losses incurred	19	17
Recovery of previously incurred losses	–19	–15
Reversal/provision for probable loan losses	–29	14
The year's costs for receivables appraised by category, net	**–29**	**16**
General reserve		
Reversal/provision to general reserve	6	–
Country risks		
Provision/reversal, country risk	–10	12
Contingent liabilities		
The year's net cost for redemption of guarantees and other contingent liabilities	1	2
Total	**250**	**362**

Note 10:

Change in value of property taken over for protection of claims[1]

	EURm 2002	EURm 2001
Realised change in value		
Property taken over	–2	6
Other property taken over	3	5
	1	**11**
Unrealised change in value		
Property taken over	2	0
Other property taken over	8	0
	10	**0**
Total	**11**	**11**

[1] See also corresponding note 20.

Note 11:

Profit from companies accounted for under the equity method

	EURm 2002	EURm 2001
Group undertakings	4	6
Associated undertakings	48	89
Total	**52**	**95**

Note 12:

Operating profit, insurance[1]

	EURm 2002	EURm 2001
General Insurance		
Earned premiums, net of reinsurance	841	1,520
Technical interest	64	111
Claims incurred, net of reinsurance	–698	–1,241
Insurance operating expenses, net of reinsurance	–249	–395
Technical result	**–42**	**–5**
Investment activities		
Interest etc	70	134
Realised and unrealised investment gains	–35	–18
Investment expenses	–4	–9
Technical interest transferred to insurance activities	–67	–120
Total profit on investment activities	**–36**	**–13**
Profit before tax, General Insurance	**–78**	**–18**
Life Insurance and pensions		
Premiums written, net of reinsurance	2,359	2,511
Claims incurred and benefits paid and change in provisions	–2,466	–3,238
Change in bonus equalisation provisions	786	1,053
Insurance operating expenses, net of reinsurance	–157	–146
Net profit from health and personal accident insurance	–10	0
Investment activities		
Interest etc	750	849
Realised and unrealised investments gains	–1,275	–1,132
Investment expenses	–17	–19
Pension yield tax etc	32	105
Profit before tax, life insurance and pensions	**2**	**–17**
Operating profit before group adjustments	**–76**	**–35**
Sale of General Insurance	–44	–
Group adjustments (goodwill amortisation)	–28	–32
Operating profit, insurance	**–148**	**–67**

[1] Excluding Nordea Life Assurance I Sweden AB (publ), see note 49.

Note 13:
Pension adjustments

	EURm 2002	EURm 2001
Reversed actuarial pension costs	–26	–23
Pension benefits paid	32	30
Allocations / compensation	231	–34
Special wage tax	44	–
Total	**281**	**–27**

Note 14:
Tax on profit for the year

	EURm 2002	EURm 2001
Current tax[1]	375	445
Deferred tax[3]	30	–85
Total[2]	**405**	**360**

[1] Of which tax pertaining to prior years	–47	–135
Associated undertakings.	9	31
[2] The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of Sweden as follows:		
Profit before tax	1,292	1,928
Tax calculated at a tax rate of 28% (28%)	362	540
Effect of different rates in other countries	45	38
Tax-exempt income	–32	–7
Non-deductible expenses	81	41
Adjustments relating to prior years	–47	–135
Income tax due to previously not accounted tax assets	–4	–117
Tax charge	**405**	**360**

[3] **Deferred tax**		
Deferred tax expense (+)/income (–)		
Deferred tax expense due to temporary differences	34	32
Deferred tax income due to change of tax rate	–	–
Deferred tax income due to previously not accounted tax assets	–4	–117
Tax on profit for the year, net	30	–85
Deferred tax assets		
Deferred tax assets due to loss carry-forward	8	83
Deferred tax assets due to intragroup profits	4	1
Other deferred tax assets due to temporary differences	261	326
Netting against tax liabilities	–80	–77
Total (note 30, other assets)	193	333
Deferred tax liabilities		
Deferred tax liabilities in untaxed reserves	577	610
Other deferred tax liabilities due to temporary differences	24	162
Deferred tax liabilities due to unrealised gains	10	11
Netting against tax assets	–80	–77
Total (note 39, provisions)	531	706
Deferred tax liabilities , net	338	373
Change during the year	–35	–126
of which		
Translation differences	–7	–21
Acquisitions and others	–6	–20
Sale of General Insurance	–52	–
Tax on profit for the year	30	–85

Deferred tax concerning shares in subsidiaries has not been recorded while those are not going to be sold/disposed.

Note 15:
Cash and balances at central banks

Current assets
This item includes cash and balances at the central banks of Denmark, Finland, Norway and Sweden available on demand.

Note 16:
Treasury bills and other eligible bills

	EURm 2002	EURm 2001
Current assets		
Eligible government securities	3,555	5,796
Other eligible securities	1,919	1,825
Financial fixed assets		
Eligible government securities	40	273
Total	**5,514**	**7,894**
Maturity information		
Remaining maturity (book value)		
Maximum 1 year	4,427	6,879
1–5 years	930	799
5–10 years	157	197
More than 10 years	0	19
Total	**5,514**	**7,894**
Average remaining maturity, years	0.8	0.5

Information on issuer category is provided in note 22.

Note 17:
Loans and advances to credit institutions

	EURm 2002	EURm 2001
Financial fixed assets[1]		
Central bank	0	385
Other Swedish banks	2,509	2,337
Foreign banks	20,640	18,397
Other credit institutions	347	251
Total	**23,496**	**21,370**
Maturity information		
Remaining maturity (book value)		
Payable on demand	3,860	5,284
Maximum 3 months	18,520	5,012
3 months–1 year	110	7,276
1–5 years	57	3,640
More than 5 years	949	158
Total	**23,496**	**21,370**
Average remaining maturity, years	0.4	0.2

[1] No provision for probable loan losses has been made related to these assets.

Note 18:
Lending

	EURm 2002	EURm 2001
Financial fixed assets	145,740	137,570
Total	**145,740**	**137,570**
Financial leasing agreements, gross investments	3,577	4,661
Financial income not accrued	688	651
Maturity information		
Remaining maturity (book value)		
Payable on demand	11,310	15,101
Maximum 3 months	45,420	33,963
3 months–1 year	13,239	11,569
1–5 years	37,320	40,025
More than 5 years	38,451	36,912
Total	**145,740**	**137,570**
Average remaining maturity, years	4.3	4.4

Loan portfolio EURm

31 December 2002	Total lending	Impaired loans net	Provisions
Companies	85,089	890	1,764
Personal customers	57,929	213	383
Public sector	2,722	4	6
Total	**145,740**	**1,107**	**2,153**

31 December 2001	Total lending	Impaired loans net	Provisions
Companies	84,088	655	1,866
Personal customers	50,716	200	393
Public sector	2,766	0	0
Total	**137,570**	**855**	**2,259**

Note 19:
Impaired loans

	EURm 2002	EURm 2001
Impaired loans, gross	3,260	3,114
Provisions for impaired loans	–2,153	–2,259
where of		
specific	–1,698	–1,803
appraised by category	–64	–92
general	–391	–364
Impaired loans, net	1,107	855
Provisions/impaired loans, gross, %	66	73
Impaired loans, net/lending %	0.8	0.6
Reserves for country risks	130	155
Receivable covered by the country risk reserve	1,583	2,140
Less reserve for country risks	–101	–113
Net	1,482	2,027
Country risk reserve related to guarantees reported as reserve (note 39)	29	42

Note 20:
Property taken over for protection of claims

	EURm 2002	EURm 2001
Current assets		
Book value/market value		
Shares and participations	26	35
Land and buildings (specified below)	2	13
Other	1	1
Total	**29**	**49**
Net return		
Land and buildings		
Rental income	1	2
Operating expenses	–1	–1
Operating net income	**0**	**1**
Percentage of average book value		
Land and buildings	4	3
Shares and participations	0	0
Other	0	0

Note 21:
Bonds and other interest-bearing securities

	EURm 2002	EURm 2001
Current assets		
Issued by public entities	6,151	5,536
Issued by other lenders	16,115	18,163
Financial fixed assets		
Issued by public entities	0	72
Issued by other lenders	386	1,616
Total	**22,652**	**25,387**
Maturity information		
Remaining maturity (book value)		
Maximum 1 year	11,295	8,823
1–5 years	7,801	10,642
5–10 years	1,577	2,844
More than 10 years	1,979	3,078
Total including portfolio schemes	**22,652**	**25,387**
Average remaining maturity, years	3.1	3.9

Note 22:

Total holdings of interest-bearing securities, notes 16 and 21

	EURm 2002	EURm 2001
Current assets		
Eligible government securities etc	9,706	11,332
Bonds and other securities	18,034	19,988
Total	**27,740**	**31,320**
Financial fixed assets		
Eligible government securities etc	40	345
Bonds and other securities	386	1,616
Total	**426**	**1,961**
Total book value	**28,166**	**33,281**
Total face value	**27,870**	**33,191**

Face value is the settlement amount on the maturity date.

	EURm 2002	EURm 2001
Difference between book and face value:		
Book value higher than face value	443	118
Book value lower than face value	–147	–28
Net	**296**	**90**
Listed securities	26,048	31,276
Unlisted securities	2,118	2,005
Total	**28 166**	**33 281**
Maturity information		
Remaining fixed-interest period (book value)		
Maximum 1 year	15,722	15,702
1–5 years	8,731	11,441
5–10 years	1,734	3,041
More than 10 years	1,979	3,097
Total	**28,166**	**33,281**
Average remaining fixed-interest period, years	2.6	3.1

Issuer categories

	Book value		Fair value		Amortised cost	
	2002	2001	2002	2001	2002	2001
Current assets						
Swedish government	1,633	1,374	1,636	1,374	1,621	1,374
Swedish municipalities	37	17	37	17	37	17
Swedish mortgage institutions	2,952	2,877	2,952	2,877	2,929	2,868
Other Swedish issuers						
Non-financial companies	567	423	567	423	563	456
Financial companies	12	185	12	185	12	151
Foreign governments	3,156	9,958	3,159	9,958	3,117	9,958
Other foreign issuers	19,383	16,486	19,397	16,486	19,153	16,496
Total	**27,740**	**31,320**	**27,760**	**31,320**	**27,432**	**31,320**

	Book value		Fair value		Amortised cost	
	2002	2001	2002	2001	2002	2001
Financial fixed assets						
Swedish government		230		243		230
Swedish municipalities		35		36		35
Swedish mortgage institutions		253		255		253
Other Swedish issuers						
Non-financial companies		276		277		276
Financial companies		175		176		175
Foreign governments	40	992	40	1,040	40	992
Other foreign issuers	386		382		386	
Total	**426**	**1,961**	**422**	**2,027**	**426**	**1,961**

Note 23:
Shares and participations

	EURm 2002	EURm 2001
Current assets		
Trading portfolio	460	394
Shares taken over for protection of claims	26	35
Other shares [1]	63	342
Fixed assets		
Other shares and participations [1]	47	53
Total	**596**	**824**
Listed shares	485	603
Unlisted shares	111	221
Total	**596**	**824**

[1] For a specification, see page 55.

Note 24:
Investments, customers bearing the risk

Nordea Bank Danmark's liabilities include customers' portfolio schemes, return of which correlates directly with the assets financed by these portfolio schemes. Since the assets legally belong to the bank, these assets and liabilities are included in the Group's balance sheet. A breakdown is shown below:

	EURm 2002	EURm 2001
Assets		
Loans and advance to credit institutions	197	50
Bonds and other interest-bearing securities	1,651	1,619
Shares and participations	1,022	1,660
Prepaid expenses and accrued income	13	3
Other assets, banking	26	27
Total assets	**2,909**	**3,359**
Liabilities		
Deposits	2,881	3,226
Other liabilities, banking	28	121
Accrued expenses and prepaid income	0	12
Total liabilities	**2,909**	**3,359**
Return to participants in portfolio schemes	–472	–220

Note 25:
Shares in associated undertakings

	EURm 2002	EURm 2001
Fixed assets		
Financial institutions	156	141
Other	371	317
Total	**527**	**458**
Of which, listed shares	–	–

For a specification, see page 55. See also note 50.

Note 26:
Shares in group undertakings

	EURm 2002	EURm 2001
Fixed assets		
Shares, financial institutions	–	–
Other	11	20
Total	**11**	**20**
Of which, listed shares	–	–

For a specification, see page 56.

Note 27:
Intangible assets

	EURm 2002	EURm 2001
Group goodwill [1]		
Nordea Bank Danmark A/S	468	495
Nordea Bank Norge ASA	1,193	1,157
Postgirot Bank AB (publ)	202	226
Kansallisbank	38	50
LG Petro Bank, S.A.	62	–
Insurance companies	292	467
Other group goodwill	104	122
Group goodwill, total	2,359	2,517
Other	68	34
Total	**2,427**	**2,551**

	EURm 2002	EURm 2001
Group goodwill [1]		
Acquisition value at 1 January	2,738	2,624
Purchases during the year	63	235
Sale of General Insurance	–172	–
Adjustment of goodwill purchased prior years[3]	–	–114
Accumulated acquisition value for goodwill fully depreciated	–	–7
Depreciation according to plan for the year [2]	–171	–147
Accumulated depreciation sold goodwill	23	–
Accumulated depreciation according to plan in prior years	–278	–131
Translation differences	156	57
Planned residual value/book value	2,359	2,517
Other intangible assets, book value [4]	68	34
Total	**2,427**	**2,551**

[1] Excluding goodwill in associated undertakings.	14	20
[2] Excluding depreciation from companies accounted for under the equity method.	3	1

[3] Goodwill related to Nordea Bank Norge ASA has been adjusted by EUR –114m, of which EUR –95m after the Norwegian Supreme Court in June 2001 pronounced judgement in the tax treatment of preference capital the bank received in 1991.
[4] Computer software licenses of EUR 36m has been recognised as assets during the year.

Note 28:

Tangible assets

	EURm 2002	EURm 2001
Current assets	3	14
Fixed assets	1,871	1,972
Total	**1,874**	**1,986**
Current assets		
Taken over for protection of claims[1]		
Land and buildings	2	13
Other	1	1
Total	**3**	**14**

[1] See note 20 for Property taken over for protection of claims.

Fixed assets		
Equipment		
Acquisition value at 1 January	1,033	892
Purchases during the year	287	168
Divestments/disposals	–226	–27
Depreciation according to plan for the year	–147	–140
Accumulated depreciation of divested/ disposed equipment during the year	57	27
Accumulated depreciation according to plan in prior years	–671	–558
Planned residual value/book value	**333**	**362**
Land and buildings		
Acquisition value at 1 January	2,938	3,202
Purchases during the year	103	63
Divestments during the year	–233	–327
Transfer between asset items	15	–
Depreciation according to plan for the year	–24	–29
Accumulated depreciation of buildings sold during the year	67	103
Accumulated depreciation according to plan in prior years	–497	–571
Accumulated write-downs in prior years	–842	–842
Accumulated revaluations in prior years	11	11
Planned residual value/book value	**1,538**	**1,610**
Tax value on land and buildings, Swedish properties	359	308

Note 29:

Prepaid expenses and accrued income

	EURm 2002	EURm 2001
Accrued interest income	1,567	1,737
Other accrued income	259	219
Prepaid expenses	46	46
Total	**1,872**	**2,002**

Note 30:

Other assets

	EURm 2002	EURm 2001
Derivatives		
Interest rate	8,666	5,089
Foreign exchange	4,678	3,313
Other	237	116
Claims on securities settlement proceeds	987	466
Deferred tax (see note 14)	193	333
Tax	145	34
Other	937	2,098
Total	**15,843**	**11,449**

Note 31:

Balance sheet, insurance activities[1]

	EURm 2002	EURm 2001
Assets		
Intangible assets	0	0
Investments		
Real estate holdings	1,932	2,253
Shares in group and associated undertakings	31	0
Shares	2,642	5,140
Interest-bearing financial instruments	12,839	11,872
Other	25	18
Investments, policyholders bearing the risk		
Real estate holdings	125	–
Shares in group and associated undertakings	0	9
Shares	2,485	2,583
Interest-bearing financial instruments	197	257
Other	157	7
Receivables and bank balances	539	946
Other assets	562	555
Total assets	**21,534**	**23,640**
Shareholders' equity, provisions and liabilities		
Shareholders' equity	1,316	1,325
Minority interests	0	10
Subordinated loans	0	259
Technical provisions	16,872	18,453
Technical provisions, policyholders bearing the investment risk	2,963	2,856
Other liabilities	383	737
Total shareholders' equity, provisions and liabilities	**21,534**	**23,640**

[1] Excluding Nordea Life Assurance I Sweden AB (publ), see note 49.

Note 32:
Assets pledged

	EURm 2002	EURm 2001
Assets pledged for own liabilities		
Leasing agreements	231	236
Securities etc	7,541	10,572
Other pledged assets	2,170	31
Total	**9,942**	**10,839**
The above pledges pertain to the following liability items		
Deposits by credit institutions	6,688	3,848
Deposits	92	1,376
Debt securities in issue	1,061	627
Other liabilities and commitments	32	609
Total	**7,873**	**6,460**

Note 33:
Deposits by credit institutions

	EURm 2002	EURm 2001
Central bank of Sweden	347	1,552
Other Swedish banks	779	771
Foreign banks	24,111	27,253
Other credit institutions	725	667
Total	**25,962**	**30,243**
Maturity information		
Remaining maturity (book value)		
Payable on demand	3,496	4,966
Maximum 3 months	15,894	20,155
3 months–1 year	6,212	4,604
1–5 years	112	242
More than 5 years	248	276
Total	**25,962**	**30,243**
Average remaining maturity, years	0.3	0.3

Note 34:
Deposits

	EURm 2002	EURm 2001
Total	**91,663**	**86,396**

Deposits are defined as funds in deposit accounts covered by the government deposit guarantee but also including amounts in excess of the individual amount limits. Individual pension savings (IPS) are also included. Portfolio schemes in Nordea Bank Danmark A/S of EUR 2,881m (EUR 3,226m) are also included in Deposits (note 24).

	EURm 2002	EURm 2001
Maturity information		
Remaining maturity (book value)		
Payable on demand	60,419	60,829
Maximum 3 months	22,155	18,989
3 months-1 year	3,118	3,908
1–5 years	1,232	805
More than 5 years	4,739	1,865
Total	**91,663**	**86,396**
Average remaining maturity, years	0.6	0.3

Note 35:
Other borrowings from the public

	EURm 2002	EURm 2001
Total	**2,514**	**4,686**
Maturity information		
Remaining maturity (book value)		
Payable on demand	4	65
Maximum 3 months	2,198	2,966
3 months-1 year	57	1,368
1–5 years	236	233
More than 5 years	19	54
Total	**2,514**	**4,686**
Average remaining maturity, years	0.3	0.2

Note 36:
Debt securities in issue

	EURm 2002	EURm 2001
Debt securities in issue		
Certificates of deposit	21,779	25,170
Commercial papers	2,118	1,565
Bonds	37,961	34,440
Total	**61,858**	**61,175**
Maturity information		
Remaining maturity (book value)		
Payable on demand	369	–
Maximum 1 year	33,349	34,088
1–5 years	16,491	16,807
5–10 years	331	575
More than 10 years	11,318	9,705
Total	**61,858**	**61,175**
Average remaining maturity, years	5.1	4.6

Note 37:
Other liabilities

	EURm 2002	EURm 2001
Derivatives		
Interest rate	8,935	5,315
Foreign exchange	5,536	2,717
Other	201	106
Liabilities on securities settlement proceeds	793	327
Sold, not held, securities	6,898	3,360
Customer withholding taxes	63	54
Postal and bank giro	146	160
Accounts payable	118	137
Tax liabilities	107	77
Other	3,333	3,454
Total	**26,130**	**15,707**

Note 38:
Accrued expenses and prepaid income

	EURm 2002	EURm 2001
Accrued interest expenses	1,470	1,376
Other accrued expenses	357	436
Prepaid income	420	223
Total	**2,247**	**2,035**

Note 39:
Provisions

	EURm 2002	EURm 2001
Deferred tax liabilities (see note 14)	531	706
Reserve for restructuring costs	20	103
Country risks, guarantees (see note 19)	29	42
Pensions	315	297
Other	97	71
Total	**992**	**1,219**

Besides contributing to public pension plans, Nordea is generally carrying defined benefit pension schemes except for in Denmark, where the schemes are classified as defined contribution. Pension commitments for defined benefit plans are mainly covered by assets in pension funds. Commitments in excess of fund assets are recognised as liabilities in the balance sheet. For Nordea Bank Norway accumulated differences between actuarial assumptions and actual outcome amounting to EUR 83m are not recognised as liabilities but are amortised over the remaining service period of the employees.

EURm	Fund assets fair value 2002	Fund assets fair value 2001
Pension funds	1,567	1,504
Of which, related to the parent company	9	4

EURm	Pension liabilities 2002	Pension liabilities 2001
Pension funds	1,521	1,374
Of which, related to the parent company	9	4

Note 40:
Subordinated liabilities

	EURm 2002	EURm 2001
Dated subordinated debenture loans	4,747	4,271
Undated subordinated debenture loans	1,003	876
Hybrid capital loans	378	780
Total	**6,128**	**5,927**

These debenture loans are subordinated to other liabilities. Dated debenture loans entitle the lenders to payment before undated subordinated loans and hybrid capital loans. Within each respective category, the loans entitle lenders to equal payment rights. Only one loan exceed 10% of outstanding volume. It was issued by Nordea Bank Sverige AB (publ) in 2002 and has the following conditions: Nominal value USD 800m, maturity 2012-11-30, coupon 5.25%.

Note 41:
Shareholders' equity

	EURm 2002	EURm 2001
Restricted		
Share capital	1,183	1,182
Share premium account	4,284	4,271
Reserve for unrealised gains [1]	26	29
Restricted reserves	563	569
Unrestricted		
Unrestricted reserves	1,361	1,361
Retained profits	3,593	2,839
Net profit for the year	887	1,568
Total	**11,897**	**11,819**

[1] Of which, pertaining to		
Interest-bearing securities	78	42
Equity-related instruments	-15	12
Currency-related instruments	-29	-14
Allocations (deferred tax)	-8	-11
Reserve for unrealised gains	26	29

Movements in shareholders' equity, 2002

	Restricted		
	Share capital	Share premium account	Other
Balance at beginning of year	1,182	4,271	598
Conversion of convertible loans	1	13	
Change in reserve for unrealised gains for the year			-3
Transfers between restricted and retained profits			-33
Currency translation adjustment for the year			27
Balance at year-end	**1,183**	**4,284**	**589**

	Unrestricted		
	Retained profits and other reserves	Net profit for the year	Total Shareholders' equity
Balance at beginning of year	5,768	-	11,819
Dividend	-682		-682
Conversion of convertible loans			14
Own shares [1]	-177		-177
Change in reserve for unrealised gains for the year	3		-
Transfers between restricted and retained profits	33		-
Currency translation adjustment for the year	9		36
Net profit for the year		887	887
Balance at year-end	**4,954**	**887**	**11,897**

[1] Including Nordea's repurchase of own shares (see page 11) and change in shares owned by (formerly) Unidanmark at the time of the merger. Total number of own shares was 57,088,981 at year-end, whereof in trading portfolio 80,981 shares.

Change in share capital (Note 41, continued)

Date		Nominal value per share SEK	Numbers of of shares issued	Nominal change SEKm	Total number of shares	Share capital SEKm
17-dec-97	New issue	7.00	1,275,267,441	8,926.90	1,275,267,441	8,927
28-jan-00	Reduction			–3,188.2		
	New issue	4.50	815,800,287	3,671.1	2,091,067,728	9,410[1]
25-apr-00	Reduction			–2,091.1		
	New issue	3.50	869,776,488	3,044.2	2,960,844,216	10,363
09-jun-00	New issue	3.50	18,348,501	64.2	2,979,192,717	10,427
29-aug-00	New issue[2]	3.50	3,006,359	10.5	2,982,199,076	10,438
11-dec-00	New issue[2]	3.50	59,764	0.2	2,982,258,840	10,438
		EUR[4]		EUR		
10-jan-01	Conversion[3]	0.40			2,982,258,840	EUR 1,182m
20-feb-01	New issue[2]	0.40	8,408	EUR 3,332.26	2,982,267,248	EUR 1,182m[5]
15 May-01	New issue[2]	0.40	2,401	EUR 951.56	2,982,269,649	EUR 1,182m[6]
14-dec-01	New issue[2]	0.40	396,441	EUR 157,117.49	2,982,666,090	EUR 1,182m[7]
31 May-02	New issue[2]	0.40	2,405,087	EUR 953,184.08	2,985,071,177	EUR 1,183m[8]
25-sep-02	New issue[2]	0.40	45,050	EUR 17,854.22	2,985,116,227[10]	EUR 1,183m[9]

1 Anticipated in Balance Sheet 31 Dec, registration 28 January 2000
2 Conversion of bonds
3 From SEK to EUR
4 0.39632 EURO
5 EUR 1,181,925,126.33
6 EUR 1,181,926,077.89
7 EUR 1,182,083,195.38
8 EUR 1,183,036,379.46
9 EUR 1,183,054,233.68
10 Number of own shares owned by Nordea AB (publ) 57,008,000 excl. Trading portfolios.

On 1 September 2002 Nordea AB (publ) prematurely redeemed the outstanding convertible bond loan amounting to EUR 96,928,426.28. Subsequently, the company has no outstanding convertible bond loans.

Note 42:
Contingent liabilities

	EURm 2002	EURm 2001
Guarantees		
Loan guarantees	2,192	4,207
Other guarantees	11,779	9,071
Documentary credits		
Unutilised irrevocable import documentary credits and confirmed export documentary credits	1,543	1,286
Other contingent liabilities	62	131
Total	**15,576**	**14,695**

Note 43:
Commitments

	EURm 2002	EURm 2001
Future payment obligations	0	0
Other interest rate, equity and foreign exchange derivatives	1,105,141	871,086
Credit commitments	14,389	14,749
Unutilised portion of approved overdraft facilities	15,645	14,279
Other commitments	967	1,698
Total	**1,136,142**	**901,812**

Note 44:
Capital adequacy

	EURm 2002	EURm 2001
Capital base, after proposed distribution of profits		
Tier 1 capital	9,612	9,900
Supplementary capital	5,507	4,753
Less unconsolidated shareholdings and subordinated debenture holdings in other financial institutions	–1,755	–2,300
Total capital base [1]	**13,364**	**12,353**
Risk-weighted amount for credit and market risks		
Credit risks as specified below	125,881	129,498
Market risks as specified below	8,789	6,523
Total risk-weighted amount	**134,670**	**136,021**
Tier 1 capital ratio, %	7.1	7.3
Total capital ratio, %	9.9	9.1

1 See note 40; Hybrid capital loans are included in Tier 1 capital and supplementary capital includes the undated subordinated loans and the dated subordinated loans after deduction for short remaining maturities.

Specification of risk-weighted amounts, credit risks

EURm, end of 2002	Items in the balance sheet Reported	Risk weighted
A 0%	94,345	0
B 20%	15,990	3,198
C 50%	49,207	24,603
D 100%	84,651	84,651
Total	**244,193**	**112,452**

EURm, end of 2002	Off-balance-sheet items Nominal	Adjusted	Risk-weighted	Total risk-weighted
A 0%	17,090	2,600	0	0
B 20%	29,558	2,695	539	3,737
C 50%	3,889	501	250	24,853
D 100%	69,437	12,640	12,640	97,291
Total	**119,974**	**18,436**	**13,429**	**125,881**

Risk categories include:

A Claim on, or guarantee by a government/central bank within the OECD or a Swedish local government.

B Claim on, or guarantee by local governments or banks/financial institutions within the OECD, as well as short-term receivables from other banks/financial institutions.

C Claim backed by mortgages on residential property.

D Other assets.

Specification of risk-weighted amounts, market risks

	EURm 2002	EURm 2001
Interest rate risks		
Specific risks	4,911	3,030
General risks		
Share price risks	594	1,113
Settlement risks	61	36
Counterparty risks	3,040	2,293
Exchange rate risks	101	51
Commodity risk	82	–
Total	**8,789**	**6,523**

Note 45:

Derivatives

	Reported in the balance sheet Total nom amount	Book value Positive	Book value Negative
Interest rate derivatives			
Interest rate swaps	421,938	7,065	7,189
FRAs	186,859	239	247
Interest rate futures	24,950	71	89
Options written	76,756	9	1,403
Options bought	82,956	1,282	7
Total	**793,459**	**8,666**	**8,935**
Equity derivatives			
Futures and forwards	809	46	31
Options written	5,608	134	34
Options bought	5,263	57	136
Total	**11,680**	**237**	**201**
Currency related derivatives			
Currency and interest rate swaps	38,324	760	939
Currency forwards	245,606	3,720	4,385
Options written	7,977	3	210
Options bought	8,095	195	2
Total	**300,002**	**4,678**	**5,536**
Total derivatives, EURm	**1,105,141**	**13,581**	**14,672**

	Not reported in the balance sheet Fair value Positive	Negative
Interest rate derivatives		
Interest rate swaps	280	212
FRAs	0	0
Interest rate futures	0	0
Options written	0	2
Options bought	0	0
Total	**280**	**214**
Equity derivatives		
Futures and forwards	0	0
Options written	31	61
Options bought	71	31
Total	**102**	**92**
Currency related derivatives		
Currency and interest rate swaps	397	280
Currency forwards	77	351
Options written	0	0
Options bought	5	0
Total	**479**	**631**
Total derivatives, EURm	**861**	**937**

The majority of the Group's derivative holdings are reported in the balance sheet and adjusted to fair value with positive fair value adjustments being reported as other assets and negative fair value adjustments as other liabilities. Gains and losses are deferred for derivatives which are used for hedging. Deferred gains and losses for derivatives not reported in the balance sheet have offsetting differences between the fair value and the book value for the respective items which are recorded in the balance sheet.

The agreements between Nordea and its counter parties decide whether a contract is affected by netting or not. There are two major alternatives, firstly through standardised ISDA agreements, or secondly bilateral agreements.

Note 46:
Assets and liabilities at fair value

	EURm	
31 December 2002	Book value	For adjustment to fair value
Loans and advances to credit institutions	23,496	127
Lending	145,740	918
Interest-bearing instruments	28,166	16
Shares and participations	596	173
Investments, customers bearing the risk	2,909	–
Group and associated undertakings	538	–
Intangible assets	2,427	–
Tangible assets	1,874	5
Other assets, banking	22,339	–
Assets, insurance	21,534	10
Total assets	**249,619**	**1,249**
Deposits by credit institutions	25,962	291
Deposits and other borrowings from the public	94,177	124
Debt securities in issue	67,986	201
Other liabilities, banking	29,379	210
Liabilities, insurance	20,218	10
Total liabilities	**237,722**	**836**
Derivatives, net	0	–75
Net adjustment to fair value		**338**

In the balance sheet, financial positions are valued at fair value, with three exceptions: securities classified as financial fixed assets, instruments included in hedge accounting and capital investment shares. The summary above shows the book value and adjustment to fair value at 31 December 2002. In revaluation of lending, deposits and borrowing, adjustment is made for the value of the fixed interest term, that is the change in value as a result of changes in the market interest rate. The discount rates used are based on the market rate for each term. Securities are revalued at the market price or estimated market price. Properties are valued at estimated market price. By applying the above valuation method, the gross effects of applying hedge accounting and revaluation of financial fixed assets are shown. The reported net adjustment does not include the surplus value in pension funds.

It should be noted that the calculation is not a market valuation of Nordea.

Note 47:
Assets and liabilities in foreign currencies

31 December 2002, EURbn	EUR	SEK	DKK	NOK	USD	Other	Total
Assets							
Loans and advances to credit institutions	2.0	8.6	6.8	1.7	4.3	0.1	23.5
Lending	37.2	42.0	30.5	21.3	9.3	5.4	145.7
Interest-bearing securities	7.3	7.9	8.8	2.4	1.2	0.4	28.0
Other assets	7.2	5.0	31.8	4.2	3.1	1.1	52.4
Total assets	**53.7**	**63.5**	**77.9**	**29.6**	**17.9**	**7.0**	**249.6**
Liabilities							
Deposits by credit institutions	5.1	7.3	3.9	2.2	6.4	1.0	25.9
Deposits/Borrowings from the public	28.4	24.4	20.1	14.4	4.4	2.6	94.3
Debt securities in issue	14.6	13.1	15.9	3.6	17.7	3.1	68.0
Other liabilities and shareholders' equity	13.4	10.7	33.2	2.0	2.0	0.1	61.4
Total liabilities and shareholders' equity	**61.5**	**55.5**	**73.1**	**22.2**	**30.5**	**6.8**	**249.6**
Position not reported in the balance sheet	**8.3**	**–8.0**	**–5.2**	**–7.4**	**12.6**	**–0.2**	**0**
Net position, currencies	**0.5**	**0.0**	**–0.5**	**0.0**	**0.0**	**0.0**	**0**

Note 48:
Geographical distribution of operating income

Nordea's operations focus on the Nordic and Baltic markets and the operating income in its entirety is attributed to it. Operations outside this area, which are entirely focused on providing service to domestic customers, are conducted through representative offices, agents and a network of correspondent banks.

Note 49:
Unconsolidated Group undertaking

	EURm 2002	EURm 2001
Nordea Life Assurance I Sweden AB (publ)		
Income statement		
Earned premiums, net of reinsurance	132	154
Claims incurred and benefits paid and change in provisions	–155	–191
Change in bonus equalisation provisions	201	132
Insurance operating expenses, net of reinsurance	–10	–13
	168	**82**
Investment activities		
Interest etc	52	78
Realised and unrealised investment gains	–206	–146
Investment expenses	–2	–1
Pension yield tax etc	–12	–13
Total profit on investment activities	**–168**	**–82**
Profit before tax	**0**	**0**
Tax	–	–
Net profit for the year	**0**	**0**
Balance sheet		
Assets		
Intangible assets		
Investments		
Real estate holdings	97	108
Shares	4	538
Interest-bearing financial instruments	1,199	920
Investments, policyholders bearing the risk	–	–
Receivables and bank balances	273	49
Other assets	39	31
Total assets	**1,612**	**1,646**
Shareholders' equity, provisions and liabilities		
Shareholders' equity	31	9
Subordinated loans	33	0
Technical provisions	1,536	1,608
Other liabilities	12	29
Total shareholders' equity, provisions and liabilities	**1,612**	**1,646**
Average number of employees	48	41

Notes:
Nordea Life Assurance I Sweden AB (publ) is an unconsolidated undertaking because it operates as a mutual insurance company. In accordance with the Insurance Operations Act, profits may not be distributed to the shareholders in a life insurance company. The earnings that arise must be distributed in their entirety to policyholders in the form of bonus funds.

Note 50:
Nordisk Renting AB (publ)

	EURm 2002	EURm 2001
Nordisk Renting AB (publ)		
Income statement		
Net sales	161	140
Property expenses incl depreciation	–54	–49
Gross profit	**107**	**91**
Other costs	–7	–6
Result from participations in associated companies	5	2
Profit from sales of properties and other investments	14	19
Other income	0	1
Operating profit	**119**	**107**
Interest income	1	0
Interest expenses	–72	–55
Profit before tax	**48**	**52**
Tax	–10	–10
Net profit for the year	**38**	**42**
Balance sheet		
Assets		
Tangible fixed assets	0	0
Financial fixed assets	184	132
Investment property	1,591	1,478
Receivables and cash balances	62	29
Other assets	14	24
Total assets	**1,851**	**1,663**
Shareholders' equity, provisions and liabilities		
Shareholders' equity	206	178
Minority interest	20	16
Provisions	65	59
Long-term liabilities	1,483	1,352
Short-term liabilities	77	58
Total shareholders' equity, provisions and liabilities	**1,851**	**1,663**
Average number of employees	32	31

Notes:
Nordisk Renting AB (publ) is from year 2003 a wholly owned company to Nordea AB (publ), at year end 2002 Nordea AB owned 40%. It is consolidated according to the equity method due to the temporary holding in the company.

Note 51:
The Nordea share

Share data

	2002	2001	2000	1999
Share price	SEK 38.40	SEK 55.50	SEK 71.50	SEK 50.00
High/Low	63.50 / 30.20	79.00 / 45.80	76.00 / 41.80	61.00 / 42.30
Mkt.Cap	EUR 12.6bn	EUR 17.7bn	EUR 24.1bn	EUR 12.2bn
Dividend	EUR 0.23[1]	EUR 0.23	SEK 2.00	SEK 1.75
TSR[3]	–28.1%	–19.8%	46.5%	–0.5%
DJ STOXX European banks index	–26.7%	–10.0%	10.2%	17.2%
P/E (actual)	14	11	14	11
Price-to-book	1.03	1.49	2.16	1.70
Equity per share	EUR 4.06	EUR 4.00	EUR 3.74	EUR 2.68
Earnings per share	EUR 0.30	EUR 0.53	EUR 0.58	EUR 0.55
Outstanding shares[2]	2,928,108,227	2,965,666,090	2,982,258,840	2,091,067,728

[1] Proposed
[2] Excluding own shares
[3] See Business definitions page 65

Largest registered[1] shareholders in Nordea AB (publ), End of 2002

	No of shares	Share capital and votes, %
Swedish state	542,015,102	18.5
Alecta	118,394,426	4.0
Nordea Danmark fonden	102,529,423	3.5
Tryg i Danmark smba	92,609,801	3.2
Robur fonder	87,821,555	3.0
Nordea fonder	60,962,264	2.1
Fjärde AP-Fonden	52,386,590	1.8
SHB/SPP fonder	44,231,416	1.5
AMF Pension	42,805,000	1.5
SEB fonder	41,808,901	1.4
Skandia	36,261,553	1.2
Tredje AP-fonden	33,006,127	1.1
Första AP-fonden	31,047,577	1.1
Andra AP-fonden	30,713,636	1.1
Nordea Bank Sverige vinstandelsstiftelse	18,104,300	0.6
Solidium Oy (Finnish state)	12,474,666	0.4
Länsförsäkringar fonder	11,077,942	0.4
Öms Livförsäkringsbolaget Suomi	10,000,001	0.3
Merita Ab:s Pensionsstiftelse	8,938,708	0.3
Skandia Carlson fonder	8,826,549	0.3
Other	1,542,092,690	52.7
Totel number of shares	**2,928,108,227**	**100.0**

Source: Sweden's and Finland's securities centres, SIS Ägarservice and Nordea Bank Denmark's register of shareholders

[1] Excl nominee accounts.

Distribution of shares, end of 2002

Number of shares	Number of shareholders	Shareholders, %	Number of shares	Number of shares %
1–1,000	424,911	83.31%	134,691,243	4.60%
1,001–10,000	80,147	15.71%	192,537,928	6.58%
10,001–100,000	4,153	0.81%	102,627,695	3.50%
100,001–1,000,000	592	0.12%	195,701,342	6.68%
1,000,001–	240	0.05%	2,302,550,019	78.64%
Total	**510,043**	**100.00%**	**2,928,108,227**	**100.00%**

Specifications to the Notes

Specification to Note 23:

Shares and participations

31 December 2002	Book value (EURm)	Market value (EURm)	Voting power of holding %
Current assets			
Other shares			
OM AB (publ)	13	13	3.4
Sato-Yhtymä Oy	9	9	9.6
Other, listed	4	4	–
Other, unlisted	37	37	–
Total	63	63	
Fixed assets			
Other shares and participations			
HEX Oy	5	5	11.15
Spontant Oy	2	2	19.90
Other, unlisted	40	40	–
Total	47	47	

Specification to Note 25:

Shares in associated undertakings

31 December 2002	Domicile	EURm Book value	Voting power of holding %
Credit institutions			
Eksportfinans AS	Norway	83	23
International Moscow Bank	Russia	34	22
Luottokunta	Finland	28	27
Eurocard Oy	Finland	2	31
Visa Norge AS	Norway	1	20
LRF Kredit	Denmark	8	39
Total		156	
Other			
Nordisk Renting AB (publ)[1]	Sweden	86	40
Oy Realinvest AB	Finland	58	49
Dividum Oy	Finland	68	47
VPC AB	Sweden	24	25
Investeringsselskabet af 23. Marts 2001	Denmark	38	50
PBS Holding A/S	Denmark	17	28
Axcel IKU Invest A/S	Denmark	12	33
Optiomi Oy	Finland	10	25
Automatia Pankki-automaatit Oy	Finland	7	33
Bankgirocentralen BGC AB	Sweden	3	27
Suomen Asiakastieto Oy	Finland	5	32
Other		43	
Total		371	
Total		527	

[1] The remaining 60% of the shares in Nordisk Renting AB (publ) were acquired in January 2003.

The statutory information is available on request from Nordea Investor Relations.

Specification to Note 26:

Shares in group undertakings

This specification includes major group undertakings. The full specification and statutory information are available on request from Nordea Investor Relations.

31 December 2002	Domicile	Registration number	Book value EURm	Equity[1] EURm	Voting power of holding %
Nordea Bank Finland Plc	Helsinki	1680235-8		10,930	100.0
Nordea Bank Danmark A/S	Copenhagen	13522197		2,487	100.0
Nordea Finans Danmark A/S	Copenhagen	89805910			100.0
Nordea Kredit Realkreditaktieselskab	Copenhagen	15134275			100.0
Nordea Bank Norge ASA	Oslo	911044110		2,404	100.0
Norgeskreditt AS	Oslo	971227222			100.0
Nordea Finans Norge AS	Oslo	924507500			100.0
Christiania Forsikring AS	Oslo	941219349			100.0
Nordea Bank Sverige AB (publ)	Stockholm	502010-5523		2,538	100.0
Nordea Hypotek AB (publ)	Stockholm	556091-5448			100.0
Nordea Finans Sverige AB (publ)	Stockholm	556021-1475			100.0
Nordea Bank Polska S.A.	Gdynia	KRS0000021828			97.01
LG Petro Bank S.A.	Lodz	KRS0000034465			99.70
Nordea Finance Finland Ltd	Espoo	0112305-3			100.0
Nordea Asset Management AB	Stockholm	556216-3435		317	100.0
Nordea Fonder AB	Stockholm	556020-4694			100.0
Nordea Fonder Alfa AB	Stockholm	556243-0438			100.0
Nordea Fonder Beta AB	Stockholm	556243-0446			100.0
Nordea Investment Management Sweden AB	Stockholm	556060-2301			100.0
Nordea Asset Management Holding Danmark A/S	Copenhagen	25827074			100.0
Nordea Bank S.A.	Luxembourg	NOB14157			100.0
Nordea Pension Services AS	Oslo	950842393			100.0
Nordea Fondene Norge Holding AS	Oslo	984042779			100.0
Nordea Investment Management Norge Holding AS	Oslo	984042876			100.0
Nordea Investment Holding Ab	Helsinki	1737786-7			100.0
Nordea FM Holding Ab	Helsinki	1737785-9			100.0
Nordea Ejendomsinvestering	Copenhagen	26640172			100.0
Nordea Securities AB	Stockholm	556216-6214		143	100.0
Nordea IB Holding Danmark A/S	Copenhagen	25827023			100.0
Nordea Securities Holding Oyj	Helsinki	0676271-9			100.0
Nordea Life Holding A/S	Ballerup	25762274		799	100.0
Nordea Pension Danmark Livforsikringsselskab A/S	Ballerup	24260577			100.0
Nordea Pension Danmark Livforsikringsselskab II A/S	Ballerup	16452742			
Nordea Link Danmark invest.livfors.selskab A/S	Ballerup	15319615			100.0
Livforsikringsselskapet Nordea Liv Norge AS	Oslo	959922659			100.0
Fondsforsikringsselskapet Nordea Liv AS	Oslo	981 547 195			100.0
Nordea Livförsäkring I Sverige AB (publ)[2]	Stockholm	516401-8508			100.0
Nordea Livförsäkring II Sverige AB (publ)	Stockholm	516401-6759			100.0
Nordea Life Holding Finland Ab					
Nordea Livförsäkring Finland Ltd	Helsinki	1737788-3		148	100.0
Nordea Fastigheter AB	Stockholm	556021-4917		80	100.0
Shares in group undertakings					
Huoneistokeskus Oy[3]	Helsinki	0109040-7	8		100.0
Fidenta[3]	Espoo	0988412-1	2		100.0
Others			1		
Total			11		

[1] Shareholders' equity after dividend (group).
[2] Unconsolidated group undertaking, see note 49.
[3] Consolidated according to equity method.

Board of Directors' report 2002

Nordea AB (publ) is the parent company of the Nordea Group.
Company registration number: 556547-0977.
The registered office of the company is in Stockholm with branches in Copenhagen, Helsinki and Oslo.

Legal restructuring

The demerger of Nordea Bank Finland Plc on 2 January 2002 resulted in the creation of five new companies directly owned by Nordea AB (publ): Nordea Bank Finland Plc (after adopting the name of the demerged bank), Nordea Securities Holding Oy, Nordea IM Holding Ltd, Nordea FM Holding Ltd and Nordea Life Holding Finland Ltd.

By new share issues in kind on 15–16 January 2002 Nordea Securities AB acquired Nordea Securities Holding Oy, whereas Nordea Asset Management AB acquired Nordea IM Holding Ltd and Nordea FM Holding Ltd.

On 16 October 2002, Nordea AB (publ) bought Nordea Fastigheter AB from Nordea Bank Sverige AB (publ).

Thus, the parent company had the following wholly-owned subsidiaries by year-end 2002:

Nordea Bank Finland Plc
Nordea Asset Management AB
Nordea Securities AB
Nordea Life Holding A/S
Nordea Life Holding Finland Ltd
Nordea Fastigheter AB
and
Nordic Baltic Holding (NBH) AB (an inactive company for name protection).

Earnings and financial position

The net profit of the parent company for the year amounted to EUR 617m compared to EUR 1,644m in 2001. The company's equity capital amounted to EUR 9,511m (EUR 9,727m) at year-end 2002.

Personnel

The number of employees in the parent company, including its branches, increased substantially during 2002.

Average number of employees

Full-time equivalents	2002	2001
Denmark	28	4
Finland	32	14
Norway	7	–
Sweden	57	14
Total average	**124**	**32**
Of whom, women	48	12
men	76	20
Total end of period	142	95

Share capital and number of shares

The share capital of Nordea at year-end 2002 amounted to EUR 1,183,054,233.68 represented by 2,985,116,227 shares, each of a nominal value of EUR 0.39632.

All shares carry equal rights to the company's assets and profits. Each shareholder eligible to vote at a General Meeting of Shareholders may vote the full number of shares held without restrictions. It should be noted that Nordea AB (publ) is not entitled to vote for own shares at General Meetings. There are no known shareholder agreements.

Repurchase of own shares

Following the authorisation from the Annual General Meeting on 24 April 2002, the Board of Directors decided on 19 June 2002 that Nordea AB (publ) should repurchase a maximum of 150 million of its own shares. The purpose of the acquisition was to redistribute funds to the company's shareholders and in this way contribute to more efficient utilisation of Nordea's resources.

Thus, during the period 23 August – 18 September 2002, 40,008,000 shares were repurchased, the average price being SEK 43.50.

In April 2001, Nordea AB (publ) repurchased 17,000,000 of its own shares for the purpose of achieving a hedge regarding the company's incentive programme. This repurchase of shares followed a separate resolution by the Board of Directors and does not form part of the current repurchase programme.

The total holding in Nordea AB (publ) of own shares is 57,008,000 by year-end 2002.

Shareholders and share data

Information about the Nordea share is found in Note 51 in the consolidated financial statements.

Convertible bonds

In 1999, Nordea AB (publ) issued a convertible bond loan. According to the terms of the loan, the issuer retained the right to redeem the outstanding loan in full or in part as of 17 August 2002 and at any time thereafter at 30 days' notice. On 1 September 2002 the company redeemed the outstanding loan in full (EUR 96,928,426.28). Subsequently, Nordea AB (publ) has no convertible bond loans.

Income statement

	Note	EURm 2002	EURm 2001
Operating income	3	15	2
Operating expenses			
Personnel expenses	2	–29	–14
Depreciation		0	–
Other operating expenses	3, 4	–53	–36
Operating loss		**–67**	**–48**
Net result from financial operations			
Dividend income, received	3	–	400
Dividend income, anticipated	3	903	1,000
Group contributions		289	412
Interest income	3	40	22
Write-down of financial fixed assets		–370	–
Interest expenses	3	–47	–24
Commission expenses	3	–1	–3
Other financial items		–27	14
Profit after financial operations		**720**	**1,773**
Allocation to profit equalisation reserve		–60	–67
Pension adjustments		–3	0
Profit before tax		**657**	**1,706**
Tax for the year	5	–40	–62
Net profit for the year		**617**	**1,644**

Balance sheet

	Note	EURm 31 Dec 2002	EURm 31 Dec 2001
Assets			
Fixed assets			
Intangible fixed assets		0	–
Financial fixed assets			
Shares in subsidiaries	6	9,087	9,307
Long-term receivables	7	851	183
Total fixed assets		**9,938**	**9,490**
Current assets	7		
Short-term receivables		1,380	1,420
Bank deposits		57	430
Total current assets		**1,437**	**1,850**
Total assets		**11,375**	**11,340**
Shareholders' equity and liabilities			
Shareholders' equity	9		
Restricted shareholders' equity			
Share capital		1,183	1,182
Share premium account		4,284	4,271
Unrestricted shareholders' equity			
Unrestricted reserves		1,362	1,361
Retained profits		2,065	1,269
Net profit for the year		617	1,644
Total shareholders' equity		**9,511**	**9,727**
Untaxed reserves			
Profit equalisation reserve		128	67
Provisions			
Pensions	8	11	8
Liabilities			
Subordinated liabilities	10	–	111
Other liabilities	11	1,725	1,427
Total liabilities		**1,725**	**1,538**
Total shareholders' equity and liabilities		**11,375**	**11,340**
Memorandum items			
Bank deposit in restricted account.		0	1

Cash flow statement

	EURm 2002	EURm 2001[1]
Ordinary business		
Profit after financial operations	720	1,773
Adjustment for items not included in cash flow	548	–1,397
Adjustment included in cash flow for investment operations[2]	–1,388	–1,812
Income taxes paid	–50	2
Cash flow from ordinary business before changes in ordinary business assets and liabilities	–170	–1,434
Change in ordinary business assets and liabilities (net)	–146	1,431
Cash flow from ordinary business	–316	–3
Cash flow from investment operations	408	131
Cash flow from financial operations	–465	273
Cash flow for the year	–373	401
Liquid assets at the beginning of the year	430	29
Liquid assets at the end of the year	57	430

[1] Due to a minor change of the calculations pertaining to 2002, corresponding adjustments have been made for 2001.
[2] Cash flow from group contributions and received dividends have been considered as linked to the investment operations.

Additional information

Liquid assets include bank deposits (excluding funds in restricted accounts)	31 Dec 2002	31 Dec 2001
	57	430

Bank deposits in restricted accounts	31 Dec 2002	31 Dec 2001
	0	1

Interest and dividend payments	2002	2001
Interest received	30	21
Interest paid	–54	–13
Dividends received	1,412	1,812
Dividends paid	–682	–675

Significant transactions that did not entail payments

In 2002 anticipated dividends totalling EUR 903m have been recorded.

Received group contributions accounted for in 2002 were EUR 359m (of which EUR 289m in the income statement), whereas group contributions to be paid amounted to EUR 35m.

The legal restructuring of the Group in mid-January 2002 resulted in new issues in kind to the parent company. The net effect of these transactions on the book value of the shares was zero, however.

Shares in group undertakings Nordea Life Holding A/S have been written down by EUR 370m, matching exactly dividends to be paid to the parent company by the subsidiary.

None of these transactions had any impact on the company's cash flow in 2002.

For transactions in 2001 entailing no payments, see last year's annual report.

Significant capital contributions and acquisitions

No capital contributions were made by the parent company in 2002.

One major internal acquisition of a subsidiary took place in 2002 in the course of the restructuring process. Thus, the parent company acquired Nordea Fastigheter AB (EUR 99m).

For significant capital contributions and acquisitions in 2001, see last year's annual report.

Notes to the financial statements

Note 1:
Accounting principles

The financial statements for the year have been prepared in accordance with the Swedish Annual Accounts Act and the recommendations of the Swedish Financial Standards Council. For further information regarding accounting principles see page 35 ff.

Note 2:
Personnel expenses

	EURm 2002	EURm 2001
Salaries and remuneration (specification below)	20	6
Pension costs (specification below)	5	7
Social insurance contributions	3	1
Allocations to profit-sharing foundations	0	0
Other personnel expenses	1	0
Total	**29**	**14**
Salaries and remuneration:		
To Board of Directors and CEO	3	1
To other employees	17	5
Total	**20**	**6**
Pension costs:		
Actuarial pension costs	0	0
Pension premiums	5	7
Total	**5**	**7**

For complete information about remuneration and commitments pertaining to severance payments, pensions or similar compensation to the Group CEO and members of the Board of Directors, see Note 6 in the consolidated financial statements.

There are no loans outstanding to the Group CEO or members of the Board of Directors.

Note 3:
Intra-group transactions

In 2002, operating income, interest income, interest expenses, commission expenses and received group contributions and dividend pertained to transactions with group companies, with the exception of interest expenses pertaining to the redeemed convertible loan and pension commitments EUR 4m (EUR 7m).

Interest income on the tax account amounted to EUR 0m (EUR 0.1m). When it comes to operating expenses EUR 9m (EUR 1m) consisted of intra-group transactions.

Note 4:
Auditing expenses

During the financial year 2002, remuneration, considering provisions, to the company's auditors amounted to EUR 0.4m (EUR 0.3m) and for other assignments EUR 0.4m (EUR 0.4m). This amount also includes expenses for the auditor appointed by the Swedish Financial Supervisory Authority. For additional information see Note 7 in the consolidated financial statements.

Note 5:
Tax on profit for the year and deferred tax[1]

	EURm 2002	EURm 2001
Tax on profit for the year		
Income tax	–41	–63
Deferred tax[1]	1	1
Total	**–40**	**–62**
Effective tax		
Profit before tax	657	1,706
Tax calculated at a tax rate of 28%	184	477
Tax effect of:		
Income not subject to tax	–253	–392
Expenses not deductible for tax purposes	109	2
Loss carry-forward according to tax return	–	–24
Group contributions accounted for in shareholders' equity	10	–6
Net tax charge	**50**	**57**

[1] Deferred tax asset due to temporary differences.

Note 6:
Shares

31 December 2002	Number of shares	Book value	Voting rights, %
Nordea Bank Finland Plc	1,030,800,000	5,960	100
Nordea Asset Management AB	21,000	1,441	100
Nordea Securities AB	1,000,000	143	100
Nordea Life Holding A/S	2,600,000	1,343	100
Nordea Fastigheter AB	3,380,000	99	100
Nordea Life Holding Finland Ltd	24,480	101	100
Nordic Baltic Holding (NBH) AB	1,000	0	100
Total		**9,087**	

Company	Registered	Registration number
Nordea Bank Finland Plc	Helsinki	1680235-8
Nordea Asset Management AB	Stockholm	556216-3435
Nordea Securities AB	Stockholm	556216-6214
Nordea Life Holding A/S	Ballerup	25762274
Nordea Fastigheter AB	Stockholm	556021-4917
Nordea Life Holding Finland Ltd	Espoo	1737788-3
Nordic Baltic Holding (NBH) AB	Stockholm	556592-7950

	EURm 2002
Opening balance	9,307
Acquisitions	99
Write-down of financial fixed assets	–370
Other	51
Closing balance	9,087

Note 7:
Receivables

	EURm 2002	EURm 2001
Financial fixed assets		
Debenture loan		
Nordea Bank Finland Plc	800	132
Nordea Bank SA Luxembourg	51	51
Current assets		
Short-term receivables with group undertakings	1,338	1,844
Tax receivable	2	1
Other current receivables	81	1
Prepaid expenses and accrued interest	16	4
Total	**2,288**	**2,033**

Note 8:
Provisions

In addition to the reported liability of EUR 11m, Nordea AB (publ) has EUR 9m fully covered by the Nordea Bank Sverige Pension Foundation.

Note 9:
Movements in shareholders' equity

EURm	Share capital [1]	Share premium account	Unrestricted equity	Total
At beginning of year	1,182	4,271	4,274	9,727
Repurchase of own shares			–190	–190
New issues, conversion of convertible bonds	1	13		14
Group contribution, net [2]			25	25
Dividend			–682	–682
Net profit for the year			617	617
At end of year	**1,183**	**4,284**	**4,044**	**9,511**

[1] The company's share capital on 31 December 2002 was EUR 1,183,054,233.68 (2,985,116,227 shares with a nominal value of EUR 0.39632). On 31 December 2002, Nordea AB (publ) had repurchased 57,008,000 own shares.

[2] Including adjustment for tax.

Note 10:
Subordinated liabilities

31 December	EURm 2002	EURm 2001
Convertible bond loan	–	111

On 1 September 2002, Nordea AB (publ) redeemed the outstanding loan in full, in accordance with the terms of the loan.

Note 11:
Other liabilities

31 December	EURm 2002	EURm 2001
Long-term liabilities	0	0
Current liabilities to group undertakings	1,649	1,345
Other current liabilities	65	64
Accrued expenses	11	18
Total	**1,725**	**1,427**

Proposed distribution of earnings

According to the company's balance sheet, the following amount is available for distribution by the Annual General Meeting of Shareholders:

	EUR
Unrestricted reserves	1,361,758,541.94
Retained profit	2,065,408,647.23
Net profit for the year	617,431,155.45
Total	**4,044,598,344.62**

The Board of Directors and the CEO propose that these earnings be distributed as follows:

	EUR
Dividends paid to shareholders, EUR 0.23 per share	673,464,892.21
To be carried forward	3,371,133,452.41
Total	**4,044,598,344.62**

The Group's distributable earnings amount to EUR 5,841m. After the proposed distribution of earnings, the Group's unrestricted shareholders' equity will amount to EUR 5,168m.

27 February 2003

Hans Dalborg
Chairman

Kjell Aamot
Dan Andersson
Edward Andersson

Harald Arnkværn
Bertel Finskas
Lene Haulrik

Claus Høeg Madsen
Bernt Magnusson
Jørgen Høeg Pedersen

Timo Peltola
Kaija Roukala-Hyvärinen
Maija Torkko

Lars G Nordström
Group CEO

Audit Report

To the general meeting of the shareholders of Nordea AB (publ)
Corporate identity number 556547-0977

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Nordea AB (publ) for the year 2002. These accounts and the administration of the company are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, Banking Business Act, the Annual Accounts Act, the Annual Accounts Act of Credit Institutions and Securities Companies or the Articles of Association. We believe that our audit provides a reasonable basis of our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and the Annual Accounts Act of Credit Institutions and Securities Companies and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Stockholm, 27 February 2003

KPMG
Caj Nackstad
Authorized
Public Accountant

Olle Gunnarsson
Authorized
Public Accountant
(Appointed by the Swedish Financial Supervisory Authority)

Business definitions

These definitions apply to the descriptions in the Annual Report, including the pro forma information.

Capital base
The capital base includes the sum of tier 1 capital and supplementary capital consisting of subordinated loans, after deduction of the book value of shares in wholly owned insurance companies. Insurance companies have separate capital requirements.

Tier 1 capital
That portion of the capital base, which includes consolidated shareholders' equity excluding insurance companies, the percentage of equity in untaxed reserves, reduced by goodwill from non-insurance companies. Subsequent to the approval of the supervisory authorities, tier 1 capital also includes qualified forms of subordinated loans (tier 1 capital contributions and hybrid capital loans).

Risk-weighted amounts
Total assets and off-balance-sheet items, excluding assets in insurance companies or shares deducted from the capital base, valued on the basis of credit and market risks in accordance with regulations governing capital adequacy.

Tier 1 capital ratio
Tier 1 capital as a percentage of risk-weighted amounts.

Total capital ratio
Capital base as a percentage of risk-weighted amounts.

Return on equity
Net profit before minority interests and goodwill depreciation as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests and excludes remaining goodwill.

Total shareholders' return (TSR)
Total shareholder return measured as growth in the value of a shareholding over a specified period, assuming that dividends are re-invested at the time of payment to purchase additional shares.

Loan losses as percentage of total loans
Loan losses, net (incl. losses on guarantees and transfer risk) as a percentage of total loans and guarantees as of previous year-end.

Abbreviation	Definition
AGM	Annual General Meeting
CPI	Consumer Price Index
CRU	Customer Responsible Units
ECB	European Central Bank
EGM	Extraordinary General Meeting
EIU	Economist Intelligence Unit
EMU	European Monetary Union
GDP	Gross Domestic Product
IPS	Individual Pension Savings
IRT	Investment and Risk Trading
M&A	Mergers & Acquisitions
OTC	Over-the-counter
PRU	Product Responsible Units
TSR	Total Shareholder Return

Earnings per share
Net profit divided by the number of outstanding shares after full dilution.

Shareholders' equity per share
Shareholders' equity as shown in the balance sheet including capital increase after full dilution divided by the number of shares after full dilution.

Cost/income ratio, banking
Operating expenses before loan losses and goodwill as a percentage of operating income and share of profit/loss from companies accounted for under the equity method as well as investment earnings (banking), as reported in the operational income statement. Operating profit from insurance activities are excluded.

Exchange rates applied

EUR 1 = SEK	2002	2001
Income statement (average)	9.1381	9.2684
Balance sheet (at end of period)	9.1528	9.3012
EUR 1 = DKK		
Income statement (average)	7.4301	7.4515
Balance sheet (at end of period)	7.4288	7.4365
EUR 1 = NOK		
Income statement (average)	7.5123	8.0516
Balance sheet (at end of period)	7.2756	7.9515
EUR 1 = PLN		
Income statement (average)	21.7574	23.5501
Balance sheet (at end of period)	20.9322	24.7363

Ratings

		Moody's		S & P			Fitch	
	BSFR	Short	Long	Short	Long	Indiv.	Short	Long
Nordea Bank Finland Plc	B	P–1	Aa3	A–1	A+	B	F1+	AA–
Nordea Bank Sverige AB (publ)	B	P–1	Aa3	A–1	A+	B	F1+	AA–
Nordea Bank Danmark A/S	B	P–1	Aa3	A–1	A+	B	F1+	AA–
Nordea Bank Norge ASA	B–	P–1	Aa3	A–1	A+	B	F1+	AA–
Nordea Hypotek AB (publ)		P–1	Aa3	A–1				
Nordea Kredit Realkreditaktieselskab			Aa1					
Norgeskreditt AS		P–1	A1					

Rating actions

20 August 2002 Standard & Poor's lowered its long-term counterparty credit and insurer financial strength ratings on Tryg-Baltica, internationalt forsikringsselsskab A/S and Tryg-Baltica International (UK) Ltd to BBB from BBB+. The ratings remain on CreditWatch with negative implications. At the same time S&P revised its CreditWatch implications on Dansk Kautionsforsikrings-A/S to negative from developing.

20 June 2002 Standard & Poor's revised the CreditWatch implications on its BBB+ long-term counterparty credit and insurer financial strength ratings on Tryg-Baltica, internationalt forsikringsselskab A/S and Tryg-Baltica International (UK) Ltd to negative from developing. The rating of Dansk Kautionsforsikrings-A/S remains unchanged.

19 June 2002 Moody's downgraded its insurance financial strength rating of Tryg Forsikring from A1 to A3.

Legal structure

Nordea Group
Main legal structure 31 December 2002


Nordea AB (publ)
Sweden
Nordea Bank Finland Plc
Finland
Nordea Securities AB
Sweden
Nordea Asset Management AB
Sweden
Nordea Life Holding A/S
Danmark
Nordea Bank Sweden AB (publ)
Sweden
Nordea Bank Norge ASA
Norway
Nordea Bank Danmark A/S
Denmark
Various subsidiaries
Various subsidiaries
Nordea Life Assurance I Sweden AB (publ)
Sweden
Nordea Life Assurance II Sweden AB (publ)
Sweden
Nordea Liv Holding Norge AS
Norway
Nordea Pension Danmark, Livforsikrings-selskab A/S
Denmark
Various subsidiaries
Various subsidiaries
Various subsidiaries
Various subsidiaries
Vesta Liv Holding A/S
Norway
Various subsidiaries
Various subsidiaries

Board of Directors



Hans Dalborg
Chairman
Board member since 1998.
Born 1941. Board chairman of the Royal Swedish Opera, Uppsala University, Young Enterprise Sweden and the Norwegian-Swedish Chamber of Commerce. Board member of Axel Johnson AB, AB Svenska Spel, the Stockholm Concert Hall Foundation. Member of EFR – European Financial Services Round Table and IVA – Royal Swedish Academy of Engineering Sciences.
Shareholding: 40,760 Nordea



Timo Peltola
Vice Chairman
Board member since 1998.
Born 1946. Chief Executive Officer of Huhtamäki Oyj. Chairman of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company and of Instrumentarium Abp. Member of the Supervisory Boards of the Finnish Cultural Foundation and the Finnish Fair Corporation.
Shareholding: 5,187 Nordea



Kjell Aamot
Board member since 2001.
Born 1950. Chief Executive Officer of Schibsted ASA.
Board chairman of Aftenposten AS, Verdens Gang AS, Schibsted TV & Film AS, Schibsted Print Media AS, Schibsted Multimedia AS.
Shareholding: 0 Nordea



Dan Andersson
Board member since 1998.
Born 1948. Chief economist at the Swedish Trade Union Federation. Board member of Tredje AP-fonden, AMF Pension Fondförvaltning AB, Arbetsmarknadsförsäkringar, pensionsförsäkringsaktiebolag och Arbetsmarknadsförsäkringar, ömsesidigt kreditförsäkringsbolag.
Shareholding: 0 Nordea



Edward Andersson
Board member since 1999.
Born 1933. Professor Emeritus. Board member of Helvar Merca Corporation and Suomi Life Insurance Company. Chairman of Grankulla City Council, Sigrid Juselius Foundation, Ella and Georg Ehrnrooth's Foundation and Föreningen Konstsamfundet.
Shareholding: 28,560 Nordea



Harald Arnkværn
Board member since 2001.
Born 1939. Partner at Advokatfirmaet Haavind Vislie DA.
Board chairman of AS Vinmonopolet, Schøyen Gruppen AS and GIEK Kredittforsikring AS. Board member of Concordia BV and Concordia Bus AB (publ). Chairman of Board of representatives Orkla ASA.
Shareholding: 0 Nordea



Bertel Finskas
Board member since 2000.
Born 1948.
Employee representative.
Shareholding: 1,400 Nordea



Liv Haug
Board member since 2001.
Born 1954.
Employee representative.
Shareholding: 0 Nordea



Lene Haulrik
Board member since 2000.
Born 1959.
Employee representative.
Shareholding: 2,457 Nordea



Claus Høeg Madsen
Board member since 2000.
Born 1945. Partner at Jonas Bruun Advokatfirma. Board member of Genpack A/S, ISS A/S and Singer Danmark A/S.
Shareholding: 1,803 Nordea



Bernt Magnusson
Board member since 1998.
Born 1941. Board chairman of Swedish Match AB and Dyno Nobel ASA. Board vice chairman of Net Insight AB.
Board member of Volvo Car Corporation, Höganäs AB, Emtunga International AB.
Adviser to the European Bank for Reconstruction and Development.
Shareholding: 27,000 Nordea



Jørgen Høeg Pedersen
Board member since 2000.
Born 1938. Managing Director of Copenhagen Wholesale Market for Fruit, Vegetables and Flowers. Chairman Nordea Danmark Fonden. Board member of Ejendomsselskabet Axelborg I/S.
Shareholding: 7,519 Nordea



Kaija Roukala-Hyvärinen
Board member since 2000.
Born 1953.
Employee representative.
Shareholding: 135 Nordea



Maija Torkko
Board member since 2002.
Born 1946.
Senior VP and Corporate Controller, Nokia Corp.
Shareholding: 12,000 Nordea

Shareholdings also include shares held by family members.

Group Executive Management



Lars G Nordström
Group CEO.
Born 1943.
Appointed member 2000.
Shareholding: 15,000 Nordea.



Christian Clausen
Head of Asset Management & Life.
Born 1955.
Appointed member 2001.
Shareholding: 8,267 Nordea.



Carl-Johan Granvik
Head of Group Credit and Risk Control, CRO.
Born 1949.
Appointed member 2000.
Shareholding: 4,175 Nordea.



Kari Jordan
Head of Retail Banking.
Born 1956.
Appointed member 2002.
Shareholding: 1,356 Nordea.



Arne Liljedahl[1]
Head of Group Corporate Centre, CFO.
Born 1950.
Appointed member 2000.
Shareholding: 11,100 Nordea.



Markku Pohjola[1]
Head of Group Processing and Technology, Deputy CEO.
Born 1948.
Appointed member 2000.
Shareholding: 8,080 Nordea.



Tom Ruud[1]
Head of Corporate and Institutional Banking.
Born 1950.
Appointed member 2001.
Shareholding: 0 Nordea.



Peter Schütze[1]
Head of Group Staffs.
Born 1948.
Appointed member 2002.
Shareholding: 7,660 Nordea.

[1] Country Senior Executive

Shareholdings also include shares held by family members.

Financial information

Financial reports 2003

Nordea will publish the following financial reports during 2003:

January – March	7 May
January – June	20 August
January – September	29 October

Investor relations

Investor Relations
SE-105 71 Stockholm, Sweden
Tel: +46 8 614 78 51

Website

All reports and press releases are available on the Internet at: www.nordea.com

Financial reports published by the Nordea Group may be ordered via Investor Relations.

The annual reports of Nordea Bank Danmark A/S, Nordea Bank Norge ASA, Nordea Bank Finland Plc and Nordea Bank Sverige AB (publ) can be downloaded at www.nordea.com

The Annual Report 2002

This Annual Report covers Nordea AB (publ) and pertains to the operations of the Nordea Group, whose main legal structure is presented on page 63. The original annual report is written in Swedish. This is an English version thereof. A Swedish version may be obtained upon request.

In this Annual Report, the Nordea Group presents income statements and other financial data quoted in euro (EUR).

Nordea AB (publ)
Corporate registration no. 556547-0977
Hamngatan 10
SE-105 71 Stockholm

Tel +46 8 614 78 00
Fax +46 8 10 50 69
www.nordea.com

Lay-out: Group Identity and Communications
Production: n3prenör
Photo: Elisabeth Ohlson Wallin, Micael Engström
Printing: Strokirk-Landströms, Lidköping

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